Exhibit (a)(1)(A)
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
of
LASERSCOPE
at
$31.00 NET PER SHARE
by
KERMIT MERGER CORP.
an indirect subsidiary of
AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
THE OFFER (AS DEFINED HEREIN) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, CENTRAL TIME, ON WEDNESDAY, JULY 12, 2006 UNLESS THE OFFER IS EXTENDED.
     This Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 3, 2006 (the “Merger Agreement”), among American Medical Systems Holdings, Inc. (“AMS”), Kermit Merger Corp. (“Purchaser”) and Laserscope. The Board of Directors of Laserscope (the “Laserscope Board”) at a meeting held on June 3, 2006, by the unanimous vote of all directors (a) determined the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (both as defined herein), to be advisable and in the best interests of Laserscope and its shareholders, (b) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) determined that it was in the best interests of Laserscope and its shareholders to enter into the Merger Agreement and consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement, and (d) recommended that Laserscope shareholders accept the Offer and, to the extent shareholder action is required by applicable law, approve and adopt the Merger Agreement and the transactions contemplated thereby.
     The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn as of the expiration of the Offer the number of shares of Laserscope common stock, no par value (the “Shares”), that would constitute at least 90% of Laserscope’s “fully diluted shares” (as defined in the “Introduction” hereto), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and similar statutes or regulations of foreign jurisdictions, and (iii) the satisfaction, removal or waiver of certain other conditions as set forth in Section 15 of this Offer to Purchase entitled “The Tender Offer — Certain Conditions of the Offer.” The Offer is not subject to any financing contingency.
IMPORTANT
     Any shareholder wishing to tender all or any portion of its Shares in the Offer should do one of the following: (i) complete and sign the Letter of Transmittal (as defined herein) (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered; (ii) follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase entitled “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares;” or (iii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact such person if they desire to tender such Shares.
     Any shareholder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the date on which the Offer expires or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee to request additional copies of these materials.
The Dealer Manager for the Offer is:
800 Nicollet Mall, Mailstop J12S03
Minneapolis, Minnesota 55402
Call Toll Free (877) 371-5212
The date of this Offer to Purchase is June 14, 2006
     A summary of the principal terms of the Offer appears on pages 1 through 6. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

SUMMARY TERM SHEET

Securities Sought	All outstanding shares of common stock, no par value, of Laserscope.

Price Offered Per Share	$31.00 net to you in cash, without interest.

Scheduled Expiration of Offer	12:00 midnight, Central Time, on Wednesday, July 12, 2006, unless extended.

Purchaser	Kermit Merger Corp., an indirect subsidiary of American Medical Systems Holdings, Inc.

Laserscope Board Recommendation	Laserscope’s board of directors has unanimously recommended that you accept the Offer and tender your Shares.
      The following are answers to some of the questions you, as a shareholder of Laserscope, may have about the Offer. We urge you to carefully read the remainder of this Offer to Purchase and the related Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal.
Who is offering to buy my Shares?
      Our name is Kermit Merger Corp. We are a California corporation formed for the purpose of making this tender offer. We are an indirect subsidiary of AMS, a Delaware corporation.
      The tender offer is the first step in AMS’ plan to acquire control of, and the entire equity interest in, Laserscope. Following the Offer, we intend to acquire any remaining equity interest in Laserscope that was not acquired during the tender offer through the merger of Purchaser with and into Laserscope, with Laserscope being the surviving corporation (the “Merger”). See “Introduction,” Section 8 of this Offer to Purchase entitled “The Tender Offer — Certain Information Concerning AMS and Purchaser” and Section 12 of this Offer to Purchase entitled “The Tender Offer — Purpose of the Offer and the Merger; Plans for Laserscope.”
What is the number of Shares sought in the Offer?
      We are seeking to purchase all of the outstanding Shares (other than Shares owned by AMS and its subsidiaries). As of June 2, 2006, based on information provided by Laserscope, there were 22,396,973 Shares and options to purchase 1,604,390 Shares outstanding.
      In connection with the execution of the Merger Agreement, all of Laserscope’s directors and certain of its officers entered into Shareholder Agreements with AMS. Under these agreements, these individuals agreed, among other things, to tender in the Offer all Shares that they own or control and to vote all such Shares in favor of approval of the Merger Agreement and the Merger to the extent shareholder action is required by applicable law. These Shareholder Agreements apply, in the aggregate, to approximately 3.6% of the Shares and options to purchase Shares outstanding on June 1, 2006. See “Introduction” and Section 1 of this Offer to Purchase entitled “The Tender Offer — Terms of the Offer.”
How much are you offering to pay for my Shares, what will be the form of payment and will I have to pay any fees or commissions?
      We are offering to pay $31.00 per Share, net to you in cash without interest, less any required tax withholdings. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the “Introduction” to this Offer to Purchase. In addition, if you do not complete and sign the Substitute Form W-9 included in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. See Instruction 9 to the Letter of Transmittal. You should also consult your tax advisor regarding the particular tax consequences to you of tendering your Shares. See Section 5 of this Offer to Purchase entitled “The Tender Offer — U.S. Federal Income Tax Consequences.”
How will my stock options be treated in the Offer and the Merger?
      If you hold vested stock options issued by Laserscope, you may accept the Offer in relation to the Shares issuable upon exercise of such Laserscope options so long as, prior to the expiration of the Offer, you have validly exercised the options (including payment of the required exercise price) and tendered the Shares issued upon exercise according to the terms of the Offer.
      At the effective time of the Merger, all your Laserscope options that remain outstanding and unexercised, regardless of whether they are vested or unvested, will be accelerated in full and, as part of the Merger, will be automatically cancelled and converted into the right to receive a per share cash amount equal to the positive difference, if any, between the Offer Price of $31.00 per share, without interest, less the exercise price per share applicable to your Laserscope options, less any applicable tax withholdings.
Do you have the financial resources to pay for my Shares?
      The total amount of funds necessary to complete the Offer and the Merger and pay related fees and expenses is estimated to be approximately $757 million. AMS will use cash on hand and funds borrowed by its wholly owned subsidiary pursuant to credit arrangements with CIT Healthcare LLC and other lenders. CIT Healthcare LLC has underwritten a senior secured financing for up to $565 million. Piper Jaffray & Co. and other lenders have provided a commitment for additional senior subordinated unsecured financing for the balance of the transaction, although AMS is currently evaluating lower cost financing options. These commitments are subject to normal and customary conditions.
      AMS (together with its subsidiaries) is the world’s leading independent company focused on developing, manufacturing and marketing medical devices that restore male and female pelvic health. AMS’ products are sold in more than 50 countries throughout the world. As of December 31, 2005, AMS’ fiscal year-end, AMS had total assets of $359 million and, for the fiscal year then ended, net income of $39 million. See Section 8 of this Offer to Purchase entitled “The Tender Offer — Certain Information Concerning AMS and Purchaser.”
Is your financial condition or that of AMS relevant to my decision to tender in the Offer?
      We do not think our financial condition or the financial condition of AMS is relevant to your decision whether to tender your Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing conditions; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger. See Section 12 of this Offer to Purchase entitled “The Tender Offer — Purpose of the Offer and the Merger; Plans for Laserscope.”
      Also, see Section 1 of this Offer to Purchase, “The Tender Offer — Terms of the Offer.”
How long do I have to decide whether to tender in the Offer?
      You will have until 12:00 midnight, Central Time, on Wednesday, July 12, 2006, to decide whether to tender your Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3 of this Offer to Purchase entitled “The Tender Offer — Terms of the Offer” and “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares,” respectively.

Can the Offer be extended, and if so, under what circumstances?
      Yes. The Merger Agreement provides that the Offer may be extended, and in certain events is required to be extended, as follows:

•	By Purchaser:

•	for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer, the number of Shares validly tendered and not properly withdrawn is at least 70% but less than 90% of the fully diluted shares; or

•	for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) applicable to the Offer.

•	Upon the request of Laserscope for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer, the number of Shares validly tendered and not properly withdrawn is either:

•	greater than 35% but less than 49.9% of the fully diluted shares; or

•	greater than 70% but less then 90% of the fully diluted shares.

•	At the one-time option of Purchaser or Laserscope (so long as it has not breached in any material respect its non-solicitation obligations under the Merger Agreement) for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer or any permitted or required extension, an unsolicited third party acquisition proposal has been made with respect to Laserscope and remains pending.

•	At the obligation of Purchaser if, immediately prior to the initial expiration date of the Offer or any permitted or required extension thereof, the minimum condition requiring that 90% of the fully diluted shares have been validly tendered and not properly withdrawn (subject to any revisions thereof required by the Merger Agreement) has been satisfied but any of the other conditions to the Offer exists and has not been waived. In any such case, the extension will last until the earlier of the removal or waiver of all such other conditions to the Offer or termination of the Merger Agreement.
      Except as set forth above, the Offer shall not be extended without the prior written consent of Laserscope. See Section 1 of this Offer to Purchase entitled “The Tender Offer — Terms of the Offer.”
How will I be notified if the Offer is extended?
      We will make a public announcement if we extend the Offer, and we will inform American Stock Transfer & Trust Company (the “Depositary”), of the extension no later than 9:00 a.m., Central Time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 of this Offer to Purchase entitled “The Tender Offer — Terms of the Offer.”
What are the most significant conditions to the Offer?
      The most significant conditions to the Offer are the following:

•	we are not obligated to purchase any tendered Shares if the total number of Shares validly tendered and not properly withdrawn as of the expiration date of the Offer is less than 90% of the fully diluted shares (the “Minimum Condition”); and

•	we are not obligated to purchase any tendered Shares prior to expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and similar statutes or regulations of foreign jurisdictions.
      The Offer is also subject to a number of other customary conditions. For a complete list of the conditions to the Offer, see Sections 1 and 15 of this Offer to Purchase entitled “The Tender Offer — Terms of the Offer” and “The Tender Offer — Certain Conditions of the Offer,” respectively.

What happens if the 90% Minimum Condition is not satisfied?
      In order to facilitate the satisfaction of the Minimum Condition, as part of the Merger Agreement, Laserscope granted Purchaser an irrevocable option to purchase the number of newly-issued Shares that, when added to the number of Shares owned by Purchaser following completion of the Offer, results in Purchaser owning 90% of the fully diluted shares (the “Top-Up Option”). However, the number of Shares subject to the Top-Up Option is limited to the number of Shares authorized and available for issuance and, in any event, cannot exceed 19.9% of the total number of Shares outstanding immediately prior to the issuance (collectively, the “Top-Up Limitations”).
      If, at the initial expiration of the Offer or any permitted or required extension thereof, the Minimum Condition is not satisfied but at least 49.9% of the fully diluted shares have been validly tendered and not properly withdrawn, then Laserscope has the right to require Purchaser to exercise the Top-Up Option, but only to the extent that doing so, after giving effect to the Top-Up Limitations, would result in Purchaser owning 90% of the fully diluted shares. In such event, Purchaser would be obligated to reduce the Minimum Condition to the percentage of the fully diluted shares then tendered and consummate the Offer under such circumstances, subject only to removal or waiver of any other outstanding conditions to the Offer.
      However, if at the expiration of the Offer or any permitted or required extension thereof, the number of Shares validly tendered and not properly withdrawn is greater than 49.9% of the fully diluted shares but less than the percentage of the fully diluted shares necessary to require the exercise of the Top-Up Option, then Laserscope has the right to require Purchaser to waive the Minimum Condition and amend the Offer to reduce the number of Shares that Purchaser is required to purchase in the Offer to 49.9% of the fully diluted shares (the “Revised Minimum Condition”).
      In the event the Revised Minimum Condition becomes applicable to the Offer, Purchaser would be obligated to consummate the Offer as to the number of Shares constituting 49.9% of the fully diluted shares, subject only to removal or waiver of any other outstanding conditions to the Offer. In such event, if more than 49.9% of the fully diluted shares have been validly tendered and not properly withdrawn as of the expiration of the Offer, we will reduce the number of Shares we purchase from you by the same proportion as we reduce the number of Shares purchased from all other tendering shareholders.
How do I tender my Shares?
      To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to American Stock Transfer & Trust Company, the Depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through the Depositary. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may get a little extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program, the Nasdaq Stock Market Guarantee Program, the Stock Exchange Medallion Program or any other eligible guarantor institution, guarantee that the missing items will be received by the Depositary within three trading days of The Nasdaq National Market. However, the Depositary must receive the missing items within that three-trading-day period. See Section 3 of this Offer to Purchase entitled “The Tender Offer — Procedures for Accepting the Offer and Tendering Shares.”
When will I get paid if I tender my Shares?
      If all of the conditions of the Offer are removed or waived and your Shares are accepted for payment, we will pay you promptly after the expiration of the Offer. See Section 2 of this Offer to Purchase entitled “The Tender Offer — Acceptance of Payment and Payment for Shares.”
Until what time can I withdraw previously tendered Shares?
      You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your Shares for payment by August 13, 2006, you can withdraw them at any time after such date until we accept the Shares for payment. See Section 4 of this Offer to Purchase entitled “The Tender Offer — Withdrawal Rights.”

How do I withdraw previously tendered Shares?
      To validly withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See Sections 1 and 4 of this Offer to Purchase entitled “The Tender Offer — Terms of the Offer,” and “The Tender Offer — Withdrawal Rights,” respectively.
What does the Laserscope Board think of the Offer?
      The Laserscope Board, at a meeting held on June 3, 2006, by the unanimous vote of all directors:

•	determined the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to be advisable and in the best interests of Laserscope and its shareholders;

•	approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	determined that it was in the best interests of Laserscope and its shareholders to enter into the Merger Agreement and consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement; and

•	recommended that Laserscope shareholders accept the Offer and, to the extent shareholder action is required by applicable law, approve and adopt the Merger Agreement and the transactions contemplated thereby.
      See Section 10 of this Offer to Purchase entitled “The Tender Offer — Background of the Offer; Past Contacts or Negotiations with Laserscope.”
If Purchaser consummates the Offer, what happens to Laserscope?
      If we acquire at least 90% of the fully diluted shares (through the purchase of Shares in the Offer or in combination with the exercise of the Top-Up Option), we intend to complete the Merger promptly pursuant to a “short-form” merger, which, as permitted by Section 1110 of the California General Corporation Law (“CGCL”), does not require any further approval of the Laserscope Board or the Laserscope shareholders. In such event, this Offer to Purchase also constitutes notice to you pursuant to Section 1110 of the CGCL that the Merger will become effective without any further notice to Laserscope shareholders.
      If we are unable to acquire at least 90% of the fully diluted shares and the Revised Minimum Condition applies to the Offer, we will purchase in the Offer the number of Shares constituting 49.9% of the fully diluted shares. Thereafter, Laserscope will seek the approval of the Merger by holders of a majority of the then outstanding Shares. In such event, we intend to complete the Merger promptly following such approval by Laserscope shareholders.
      As a result of the Merger, all Shares that were not purchased in the Offer and remain outstanding (other than Shares held by AMS, Purchaser or Laserscope and Shares held by Laserscope shareholders who have properly exercised dissenters’ appraisal rights under the CGCL), will be converted into the right to receive the same per share amount paid in the Offer — $31.00 per Share in cash, without interest (or any greater amount per Share we pay in the Offer), less applicable tax withholdings. See “Introduction” and Section 12 of this Offer to Purchase entitled “The Tender Offer — Purpose of the Offer and the Merger; Plans for Laserscope.”
      Once the Merger takes place, Laserscope will no longer be publicly owned, will become an indirect subsidiary of AMS, and the Shares will no longer be traded through The Nasdaq National Market or on any other securities exchange. See the “Introduction” and Section 13 of this Offer to Purchase entitled “The Tender Offer — Certain Effects of the Offer.”
Are dissenters’ appraisal rights available in either the Offer or the Merger?
      No appraisal rights are available in connection with the Offer. After the Offer, appraisal rights will be available to holders of Shares who do not vote in favor of the Merger (if a shareholder vote is required), subject to and in accordance with California state law. A holder of Shares must validly exercise such holder’s dissenters’ appraisal rights under California state law in connection with the Merger to have appraisal rights as provided under California state law. See Section 17 of this Offer to Purchase entitled “The Tender Offer — Dissenters’ Appraisal Rights.”

What are the federal income tax consequences of the Offer and the Merger?
      The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender in the Offer or exchange in the Merger and the amount of cash you receive for those Shares. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger. See Section 5 of this Offer to Purchase entitled “The Tender Offer — U.S. Federal Income Tax Consequences.”
What happens if I tender my Shares and you do not accept the tendered Shares?
      If any Shares that you tender are not accepted for any reason, certificates representing such Shares will be returned to you or to the person you specify in your tendering documents. See Section 2 of this Offer to Purchase entitled “The Tender Offer — Acceptance of Payment and Payment for Shares.”
What was the market value of my Shares as of a recent date?
      On June 2, 2006, the last trading day before AMS and Laserscope announced that they had signed the Merger Agreement, the last sale price of the Shares reported on The Nasdaq National Market was $21.41 per Share. On June 13, 2006, the last trading day before Purchaser commenced the Offer, the last sale price of the Shares reported on The Nasdaq National Market was $30.68 per Share. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See Section 6 of this Offer to Purchase entitled “The Tender Offer — Price Range of Shares; Dividends.”
If I decide not to tender, how will the Offer affect my Shares?
      If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise dissenters’ appraisal rights under California state law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the only difference to you between tendering your Shares in the Offer and not tendering your Shares is that you will be paid earlier if you tender your Shares and you will not have dissenters’ appraisal rights under California state law.
Under what circumstances would Laserscope be obligated to pay AMS a termination fee if the Merger Agreement is terminated?
      The Merger Agreement provides that Laserscope will pay AMS a termination fee of $25 million in the following circumstances:

•	if the Merger Agreement is terminated by AMS or Laserscope in the event the Laserscope Board or Laserscope takes certain actions opposed to the Offer or the Merger, including a change of recommendation to pursue a superior proposal;

•	if (1) the Merger Agreement is terminated by AMS or Laserscope in the event the Offer has not been consummated by December 31, 2006, (2) prior to termination of the Merger Agreement there has been a third party acquisition proposal for Laserscope and (3) within 12 months after such termination Laserscope is acquired by a third party or enters into a binding agreement for its acquisition; and

•	if the Merger Agreement is terminated by AMS due to a material uncured breach of Laserscope’s representations, warranties or covenants in the Merger Agreement and within 12 months after such termination Laserscope is acquired by a third party or enters into a binding agreement for its acquisition.
Who can I talk to if I have questions about the Offer?
      You can call Georgeson Shareholder Communications, Inc., the Information Agent for the Offer, at 1-866-695-6069 (toll free) or Piper Jaffray & Co., the Dealer Manager for the Offer, at (877) 371-5212 (toll free). See the back cover page of this Offer to Purchase for additional information on how to contact our Information Agent or Dealer Manager.

To the Holders of Common Stock of Laserscope:
INTRODUCTION
      Kermit Merger Corp., a California corporation (“Purchaser”) and an indirect subsidiary of American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), hereby offers to purchase all of the outstanding shares of common stock, no par value (the “Shares”), of Laserscope, a California corporation (“Laserscope”), at a purchase price of $31.00 per Share, net to the seller in cash without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).
      Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, shareholders that do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal (or if such shareholder is not a U.S. person, the appropriate IRS Form W-8 may be subject to a U.S. federal income tax backup withholding at the rate of 28%. Shareholders who hold their Shares in street name (that is, through a broker, bank or other nominee), should consult such institution as to whether it charges any service fees in connection with the tender of such Shares. AMS or Purchaser will pay all charges and expenses of Piper Jaffray & Co., as dealer manager (the “Dealer Manager”), and American Stock Transfer & Trust Company, as depositary (the “Depositary”), incurred in connection with the Offer as well as all charges and expenses of Georgeson Shareholder Communications, Inc., as Information Agent, incurred in connection with a summary advertisement regarding the Offer published in The Wall Street Journal on June 14, 2006. Laserscope will pay all other charges and expenses of the Information Agent incurred in connection with the Offer. See Section 18 of this Offer to Purchase entitled “The Tender Offer — Fees and Expenses.”
      The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the initial expiration of the Offer, or any permitted or required extension thereof, at least 90% (the “Minimum Condition”) of Laserscope’s “fully diluted shares,” which is defined in the Merger Agreement to include all shares of Laserscope common stock then outstanding plus all shares of Laserscope common stock underlying outstanding options to purchase Laserscope common stock, whether vested or unvested, other than options having an exercise price greater than the Offer Price and options held by holders who have entered into binding written agreements with Laserscope agreeing to refrain from exercising any of their options during any period that the Offer remains pending, and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and similar statutes or regulations of foreign jurisdictions.
      The Offer will expire at 12:00 midnight, Central Time, on Wednesday, July 12, 2006, unless the Offer is extended.
      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 3, 2006, among Laserscope, AMS and Purchaser (the “Merger Agreement”) pursuant to which, after completion of the Offer and satisfaction or waiver of certain conditions, Purchaser will be merged with and into Laserscope and Laserscope will be the surviving corporation (the “Merger”). At the time the Merger becomes effective (the “Effective Time”), each outstanding Share (other than Shares owned by AMS, Purchaser or Laserscope and Shares held by shareholders who have properly exercised dissenters’ appraisal rights under the CGCL) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $31.00 per Share in cash, or any higher price per Share paid pursuant to the Offer, without interest thereon (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11 of this Offer to Purchase entitled “The Tender Offer — The Merger Agreement; Other Arrangements.” Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are discussed in Section 5 of this Offer to Purchase entitled “The Tender Offer — U.S. Federal Income Tax Consequences.”
      The Laserscope Board, at a meeting held on June 3, 2006, by the unanimous vote of all directors (a) determined the Merger Agreement and the transactions contemplated by the Merger Agreement, including the

Offer and the Merger, to be advisable and in the best interests of Laserscope and its shareholders, (b) approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) determined that it was in the best interests of Laserscope and its shareholders to enter into the Merger Agreement and consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement, and (d) recommended that Laserscope shareholders accept the Offer and, to the extent shareholder action is required by applicable law, approve and adopt the Merger Agreement and the transactions contemplated thereby.
      Laserscope has informed Purchaser that, as of June 2, 2006, there were 22,396,973 Shares issued and outstanding and there were 1,604,390 Shares reserved for issuance pursuant to outstanding options under Laserscope’s stock option plans. As of the date of this Offer to Purchase, neither AMS nor Purchaser beneficially owns any Shares or any rights to acquire Shares of Laserscope. See Section 12 of this Offer to Purchase entitled “The Tender Offer — Purpose of the Offer and the Merger; Plans for Laserscope.”
      In order to facilitate the satisfaction of the Minimum Condition, as part of the Merger Agreement, Laserscope granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase the number of newly-issued Shares at a per share purchase price equal to the Offer Price that, when added to the number of Shares owned by Purchaser immediately following consummation of the Offer, results in Purchaser owning 90% of the fully diluted shares (the “Top-Up Option”). However, the number of Shares subject to the Top-Up Option is limited to the number of Shares authorized and available for issuance and, in any event, cannot exceed 19.9% of the total number of Shares outstanding immediately prior to such issuance (collectively, the “Top-Up Limitations”). If the Top-Up Option is exercised by Purchaser (resulting in Purchaser and AMS owning 90% or more of the fully diluted shares), Purchaser will be able to effect a short-form merger under the CGCL, subject to the terms and conditions of the Merger Agreement. For a description of the Top-Up Option, see Section 11 of this Offer to Purchase entitled “The Tender Offer — The Merger Agreement; Other Arrangements — The Top-Up Option.”
      The purpose of the Offer is for AMS, indirectly through Purchaser, to acquire a voting interest in Laserscope as the first step in a business combination. If, as of the initial expiration of the Offer or any permitted or required extension thereof, and subject to any applicable termination rights under the Merger Agreement, the number of Shares validly tendered and not properly withdrawn is:

•	less than 90% but more than 70% of the fully diluted shares, Purchaser will have a one time right, exercisable in its sole discretion, to extend the Offer for up to 10 business days; or

•	less than 90% but more than 70% of the fully diluted shares or less than 49.9% but more than 35% of the fully diluted shares, Laserscope will have a one time right, exercisable in its sole discretion, to require Purchaser to extend the Offer for up to 10 business days.
      If, on the initial expiration date of the Offer or any permitted or required extension thereof, and subject to any applicable termination rights under the Merger Agreement, the number of Shares validly tendered and not properly withdrawn is less than 90% but more than 49.9% of the fully diluted shares, Purchaser is required, upon the request of Laserscope, to:

•	waive the Minimum Condition, consummate the Offer, subject only to removal or waiver of any other outstanding conditions to the Offer, and exercise the Top-Up Option, but only to the extent that doing so, after giving effect to the Top-Up Limitations, would result in Purchaser owning 90% of the fully diluted shares; or

•	waive the Minimum Condition, amend the Offer to reduce the number of Shares subject to the Offer to the Revised Minimum Condition of 49.9% of the fully diluted shares and, subject only to the removal or waiver of any other outstanding conditions to the Offer, consummate the Offer by purchasing, on a pro rata basis, the number of Shares comprising the Revised Minimum Condition.
      In no event shall Purchaser be required to accept for payment, or pay for, Shares if the number of Shares tendered pursuant to the Offer and not withdrawn at the expiration of the Offer is less than the number of Shares comprising the Revised Minimum Condition. See Sections 1 and 11 of this Offer to Purchase entitled “The Tender Offer — Terms of the Offer” and “The Tender Offer — The Merger Agreement; Other Arrangements,” respectively.

      The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including the approval and adoption of the Merger Agreement by the requisite vote of the Laserscope shareholders, if required by the CGCL. Under the CGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares then outstanding, it will be able to effect the Merger without a vote of the Laserscope shareholders. In such event, AMS, Purchaser and Laserscope have agreed to take, subject to the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, all necessary and appropriate action to cause the Merger to be effective as soon as practicable after the acceptance for payment and purchase of Shares pursuant to the Offer, without a meeting of shareholders of Laserscope, in accordance with Section 1110 of the CGCL (the “Short-Form Merger”). This Offer to Purchase also constitutes notice pursuant to Section 1110 of the CGCL that if Purchaser acquires at least 90% of the fully diluted shares, AMS and Purchaser will cause the Short-Form Merger to become effective without any further notice to Laserscope shareholders.
      Under the CGCL, the merger consideration paid to the shareholders of Laserscope may not be cash if AMS and Purchaser own, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares, unless either all the shareholders of Laserscope consent to the Merger or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If, pursuant to the Offer or otherwise, Purchaser does not acquire Shares that, taken together with Shares owned by AMS, represent at least 90% of the fully diluted shares as of any scheduled expiration date of the Offer, and Purchaser instead amends the Offer to reduce the number of Shares subject to the Offer to the Revised Minimum Condition, then Purchaser would own 49.9% of the Shares then outstanding upon consummation of the Offer, and would thereafter solicit the approval of the Merger and the Merger Agreement by a majority vote of the Laserscope shareholders. Under such circumstances, a significantly longer period of time will be required to effect the Merger. See Sections 11, 15 and 17 of this Offer to Purchase entitled “The Tender Offer — The Merger Agreement; Other Arrangements,” “The Tender Offer — Certain Conditions of the Offer” and “The Tender Offer — Dissenters’ Appraisal Rights,” respectively.
      Laserscope shareholders do not have dissenters’ appraisal rights in connection with the Offer. However, if the Merger is consummated, certain holders of Shares who fully comply with and meet all the requirements of Chapter 13 of the CGCL (“Qualifying Shareholders”), may have certain rights to dissent and to require Laserscope to purchase their Shares for cash at “fair market value.” See Section 17 of this Offer to Purchase entitled “The Tender Offer — Dissenters’ Appraisal Rights.”
      The Merger Agreement provides that, effective upon consummation of the Offer, AMS shall, subject to compliance with The Nasdaq National Market corporate compliance requirements and Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be entitled to designate the number of directors, rounded up to the next whole number, on the Laserscope Board that equals the product of (i) the total number of directors on the Laserscope Board (giving effect to the election of any additional directors) and (ii) the percentage that the number of Shares owned by AMS or Purchaser (including Shares accepted for payment in connection with the Offer) bears to the total number of Shares then outstanding, and Laserscope shall take all action necessary to cause AMS’ designees to be elected or appointed to the Laserscope Board, including increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the Effective Time, the Laserscope Board shall always have at least two directors who were directors on the Laserscope Board prior to the consummation of the Offer.
      Shareholder Agreements. Concurrently with the execution and delivery of the Merger Agreement, AMS entered into Shareholder Agreements dated June 3, 2006 (the “Shareholder Agreements”) with each of Laserscope’s directors and certain of its executive officers. Pursuant to these agreements, these individuals have agreed, among other things, to tender into the Offer, and not withdraw, all outstanding Shares they hold of record or “beneficially own,” (other than any Shares disclaimed by these shareholders), and to vote all such Shares in favor of the approval of the Merger Agreement and the Merger, to the extent a shareholder vote is required by applicable law. The Shares and options to acquire Shares represented by the Shareholder Agreements constitute approximately 3.6% of the Shares and options to acquire Shares outstanding as of June 1, 2006.
      Retention and Option Lock-Up Agreements. AMS has agreed to provide retention and severance packages for Laserscope employees and, in return, employees receiving these benefits will be required to agree to refrain from exercising any of their options to purchase Shares at any time prior to the earlier of the Effective Time or the termination of the Merger Agreement (excluding, however, any options that would otherwise expire before the Effective Time according to their terms). These agreements would have the effect of removing any options held by the employee executing the agreement from the calculation of “fully diluted shares.”
      The Merger Agreement, the Shareholder Agreements and the Retention and Lock-Up Agreements are more fully described in Section 11 of this Offer to Purchase entitled “The Tender Offer — The Merger Agreement; Other Arrangements.”
      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE YOU MAKE ANY DECISION REGARDING THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.
      Upon the terms and subject to the conditions of the Offer (including the terms and conditions of any extension or amendment, if the Offer is extended or amended), Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered and not properly withdrawn pursuant to the procedures set forth in Section 4 of this Offer to Purchase prior to 12:00 midnight, Central Time, on Wednesday, July 12, 2006 (the “Expiration Date”). If Purchaser extends the deadline for tendering Shares in accordance with the Merger Agreement, the term “Expiration Date” will mean the latest time and date on which the Offer, as so extended, expires.
      The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, expiration or termination of any applicable waiting period under the HSR Act and similar statutes or regulations of foreign jurisdictions and certain other terms and conditions set forth in the Merger Agreement (collectively, the “Offer Conditions”). See Section 15 of this Offer to Purchase entitled “Certain Conditions of the Offer.”
      We expressly reserve the right to waive any of the Offer Conditions and to make any change in the terms or conditions of the Offer. However, in the Merger Agreement, we have agreed that, without the prior written consent of Laserscope, we will not make any change that:

•	changes the form or amount of consideration to be paid (other than by adding consideration) or changes the number of Shares sought in the Offer;

•	imposes any conditions to the Offer other than the Offer Conditions or modifies any of the Offer Conditions (other than to waive the Offer Conditions to the extent permitted by the Merger Agreement);

•	changes or waives the Minimum Condition, except as required pursuant to the Merger Agreement as described below in this Section 1;

•	extends the Offer beyond the initial Expiration Date, except as permitted or required by the Merger Agreement, as described below in this Section 1; or

•	changes the terms of the Offer in any other manner that is adverse to the Laserscope shareholders.
      Subject to the terms of the Offer and the Merger Agreement, satisfaction of the Minimum Condition (subject to any revisions thereof required by the Merger Agreement), and the removal or waiver to the extent permitted by the Merger Agreement of any other Offer Conditions, Purchaser shall accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law and shall pay for all such Shares promptly after acceptance.
      Extension of the Offer. Notwithstanding anything to the contrary contained in the Merger Agreement, but subject to the parties’ termination rights under the Merger Agreement, the Offer may be extended as follows:

•	By Purchaser:

•	for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer, the number of Shares validly tendered and not properly withdrawn is at least 70% but less than 90% of the fully diluted shares; or

•	for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer.

•	Upon the request of Laserscope for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer, the number of Shares validly tendered and not properly withdrawn is either:

•	greater than 35% but less than 49.9% of the fully diluted shares; or

•	greater than 70% but less then 90% of the fully diluted shares.

•	At the one-time option of Purchaser or Laserscope (so long as it has not breached in any material respect its non-solicitation obligations under the Merger Agreement) for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer or any permitted or required extension thereof, an unsolicited third party acquisition proposal has been made with respect to Laserscope and remains pending.

•	At the obligation of Purchaser if, immediately prior to the initial expiration date of the Offer or any permitted or required extension thereof, the Minimum Condition (subject to any revisions thereof required by the Merger Agreement) has been satisfied but any of the other Offer Conditions exists and has not been waived. In any such case, the extension will last until the earlier of the removal or waiver of all such other Offer Conditions or the termination of the Merger Agreement.
      Except as set forth above, the Expiration Date of the Offer shall not be extended without the prior written consent of Laserscope.
      Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., Central Time, on the next business day after the previously scheduled expiration of the Offer, in accordance with the public announcement requirements of Rule 14e-1(d). Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.
      Required Revisions to the Minimum Condition. If, at the initial expiration of the Offer or any permitted or required extension thereof, the Minimum Condition is not satisfied but at least 49.9% of the fully diluted shares have been validly tendered and not properly withdrawn, then Laserscope has the right to require Purchaser to exercise the Top-Up Option, but only to the extent that doing so, after giving effect to the Top-Up Limitations, would result in Purchaser owning 90% of the fully diluted shares. In such event, Purchaser would be obligated to reduce the Minimum Condition to the percentage of the fully diluted shares then tendered and consummate the Offer, subject only to removal or waiver of any other outstanding Offer Conditions.
      However, if at the expiration of the Offer or any permitted or required extension thereof, the number of Shares validly tendered and not properly withdrawn is greater than 49.9% of the fully diluted shares but less than the percentage of the fully diluted shares necessary to require the exercise of the Top-Up Option, then Laserscope has the right to require Purchaser to waive the Minimum Condition and amend the Offer to reduce the number of Shares that Purchaser is required to purchase to the Revised Minimum Condition of 49.9% of the fully diluted shares.
      In the event the Revised Minimum Condition becomes applicable to the Offer, Purchaser would be obligated to consummate the Offer as to the number of Shares constituting 49.9% of the fully diluted shares, subject only to removal or waiver of any other outstanding Offer Conditions. In such event, if more than 49.9% of the fully diluted shares have been validly tendered and not properly withdrawn as of the expiration of the Offer, Purchaser will reduce the number of Shares it purchases from each tendering shareholder by the same proportion as it reduces the number of Shares purchased from all other tendering shareholders.
      In no event shall Purchaser be required to accept for payment, or pay for, any Shares if the number of Shares tendered pursuant to the Offer and not properly withdrawn at the expiration of the Offer is less than the number of Shares comprising the Revised Minimum Condition.
      Dissemination of the Offer. Laserscope has provided AMS and Purchaser with its shareholder list and security position listings for the purpose of disseminating the Offer to Laserscope shareholders. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Laserscope’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance of Payment and Payment for Shares.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, purchase and pay for all Shares which have been validly tendered and not properly withdrawn pursuant to the Offer at the earliest time following expiration of the Offer when all Offer Conditions described in Section 15 of this Offer to Purchase entitled “— Certain Conditions of the Offer” have been removed or waived by Purchaser. Subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), Purchaser expressly reserves the right to delay the acceptance for payment of or the payment for any tendered Shares in order to comply in whole or in part with any applicable laws, including, without limitation, the HSR Act and similar foreign statutes and regulations. See Section 16 of this Offer to Purchase entitled, “The Tender Offer — Certain Legal Matters; Regulatory Approvals.”
      For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purposes of receiving payments from Purchaser and transmitting payments to tendering shareholders.
      Under no circumstances will Purchaser or AMS pay interest on the purchase price for any Shares accepted for payment, regardless of any extension of the Offer or any delay in making payment.
      The reservation by Purchaser of the right to delay the acceptance, purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or return the Shares deposited by or on behalf of tendering shareholders promptly after the termination or withdrawal of the Offer.
      In all cases, Purchaser will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (i) the certificates representing the Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “— Procedure for Accepting the Offer and Tendering Shares;” (ii) the appropriate Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal.
      “Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce the Letter of Transmittal against the participant.
      If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if a holder of Shares submits Share Certificates representing more Shares than are tendered, Share Certificates representing un-purchased or un-tendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 of this Offer to Purchase entitled “— Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.
      If, prior to the Expiration Date, Purchaser increases the Offer Price, Purchaser will pay the increased Offer Price to all holders of Shares that are purchased in the Offer, whether or not the Shares were tendered before the increase in the Offer Price.

      Purchaser reserves the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of AMS, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.
      Valid Tenders. To validly tender Shares pursuant to the Offer, a shareholder must comply with one of the following procedures:

•	for Shares held as physical certificates, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, Share certificates and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date;

•	for Shares held in book-entry form, such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary, which confirmation must include an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal, on or prior to the Expiration Date; or

•	the tendering shareholder must comply with the guaranteed delivery procedures set forth below under “— Guaranteed Delivery” before the Expiration Date.
      Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedure set forth below.
      Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary. The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested and properly insured is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box labeled “Special Delivery Instructions” or the box labeled “Special Payment Instructions” on the Letter of Transmittal, or (ii) if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the Nasdaq Stock Market Guarantee Program, the Stock Exchange Medallion Program or any other “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

      If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to a person other than the registered holder, or if a Share Certificate for un-purchased Shares is to be issued or returned to a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by a duly executed stock power, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock power guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
      Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such shareholder cannot complete the procedures for delivery by book-entry transfer on a timely basis, the shareholder’s Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	the Depositary receives, as described below, a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, on or prior to the Expiration Date; and

•	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery.
      The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery distributed with this Offer to Purchase.
      Notwithstanding any other provision of the Offer, Purchaser will pay for Shares only after timely receipt by the Depositary of: (i) Share Certificates representing, or Book-Entry Confirmation with respect to, the Shares, (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and (iii) any other documents required by the Letter of Transmittal.
      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Merger Agreement, Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by applicable law.
      Subject to the Merger Agreement, Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of AMS, Purchaser, or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
      Appointment as Proxy. By executing the Letter of Transmittal, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder’s agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all other powers of attorney and proxies given by such shareholder with respect to such Shares and such other securities or rights prior to such payment will be revoked without further action, and no subsequent powers of attorney or proxies may be given, nor may any subsequent written consent be executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. With respect to the Shares for which the appointment is effective, the designees of Purchaser will be empowered to exercise all voting and other rights of such shareholder as the designees, in their sole discretion, may deem proper at any annual or special meeting of Laserscope shareholders or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.
      Tender Constitutes Binding Agreement. Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Purchaser and the tendering shareholder upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.
      Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn (i) at any time on or prior to the Expiration Date, and (ii) at any time after August 13, 2006 (or such later date as may apply if the Offer is extended), unless accepted for payment by Purchaser pursuant to the Offer on or prior to that date. See Section 1 of this Offer to Purchase, “— Terms of the Offer.”
      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if Share Certificates have been tendered, the name of the registered holder of such Shares if different from that of the person who tendered such Shares. If Share Certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of this Offer to Purchase entitled “— Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph.
      If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn, except to the extent that tendering shareholders are entitled to and duly exercise their withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.
      Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be tendered again at any time on or prior to the Expiration Date by following one of the procedures described in Section 3 of this Offer to Purchase entitled “— Procedures for Accepting the Offer and Tendering Shares.”
      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by AMS and Purchaser in their sole discretion, whose determination will be final and binding. None of AMS, Purchaser, Laserscope or their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	U.S. Federal Income Tax Consequences.
      The following is a summary of the United States federal income tax consequences that are generally applicable to holders of Shares who exchange such shares for cash pursuant to the Offer or the Merger. This discussion is based on currently existing federal income tax laws, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences of the Offer and the Merger that are described below. Shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular shareholders in light of their individual circumstances. For example, this discussion does not address the tax consequences of the Offer and the Merger to shareholders who are dealers in securities, who are foreign persons, or who do not hold their Shares as capital assets. Nor does it address the tax consequences of the Offer or the Merger to shareholders who acquired their Shares as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction or through the exercise of employee stock options or otherwise as compensation. It also does not address shareholders who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as financial institutions, insurance companies, tax-exempt entities and regulated investment companies). In addition, the following discussion does not address the tax consequences of the Offer or the Merger to shareholders under foreign, state, or local tax laws.
      All shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.
      In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a tendering shareholder would generally recognize gain or loss in an amount equal to the difference between the amount of cash received by the shareholder pursuant to the Offer and/or exchanged in the Merger and the shareholder’s tax basis for the Shares that are tendered and purchased pursuant to the Offer and/or the Merger. Generally, gain or loss must be calculated separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). If tendered Shares are held by a tendering shareholder as capital assets, that gain or loss will be a capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Shares, the shareholder held such Shares for more than one year, or will be short term if, as of such date, the shareholder held such Shares for one year or less. In the case of Laserscope shareholders who are individuals, long term capital gain is currently subject to tax at a favorable tax rate. There are limitations on the deductibility of capital losses.
      Backup U.S. Federal Income Tax Withholding. Under the United States federal income tax laws, the payments made by the Depositary to shareholders of Laserscope, pursuant to the Offer and/or the Merger may, under certain circumstances, be subject to backup withholding at a rate of 28%. To avoid backup withholding with respect to payments made pursuant to the Offer and/or the Merger, each shareholder must provide the Depositary with proof of an applicable exemption or a correct taxpayer identification number, and must otherwise comply with the applicable requirements of the backup withholding rules. The Letter of Transmittal provides instructions on how to provide the Depositary with information to prevent backup withholding with respect to cash received pursuant to the Offer and/or the Merger. See Instruction 9 of the Letter of Transmittal. Any amount withheld under the backup withholding rules is not an additional tax. Rather, the tax withheld will be credited against the actual tax liability of the persons subject to backup withholding.
      The foregoing is intended as a general summary only. Because the tax consequences to a particular shareholder may differ based on that shareholder’s particular circumstances, each shareholder should consult his or her own tax adviser regarding the tax consequences of the Offer and the Merger.

6.	Price Range of Shares; Dividends.
      The Shares trade on The Nasdaq National Market under the symbol “LSCP.” The following tables set forth, for the calendar quarters shown, the high and low sale prices for the Shares on The Nasdaq National Market based on published financial sources.
Laserscope Common Stock

	High	Low

Fiscal 2004
First Quarter	$27.85	$14.91
Second Quarter	34.18	22.54
Third Quarter	27.94	15.27
Fourth Quarter	36.68	18.83
Fiscal 2005
First Quarter	$37.11	26.55
Second Quarter	42.47	28.59
Third Quarter	43.67	27.25
Fourth Quarter	30.47	20.52
Fiscal 2006
First Quarter	$27.49	20.12
Second Quarter (through 6/13/06)	30.72	19.71
      Laserscope has never paid any dividends on its Shares and the Merger Agreement prohibits Laserscope from declaring or paying any dividends without AMS’ approval.
Shareholders are urged to obtain a current market quotation for the Shares.
      In the Merger Agreement, Laserscope has represented to AMS and Purchaser that as of June 2, 2006, there were: 22,396,973 Shares issued and outstanding; 844,411 Shares reserved for issuance pursuant to Laserscope’s 2004 Stock Option Plan (of which 802,571 Shares are subject to outstanding options); 522,587 Shares reserved for issuance pursuant to Laserscope’s 1994 Stock Option Plan (all of which are subject to outstanding options), 126,760 Shares reserved for issuance pursuant to Laserscope’s 1999 Retention Stock Option Plan (of which 115,232 Shares are subject to outstanding options); 404,000 Shares reserved for issuance pursuant to Laserscope’s 1999 Directors Stock Option Plan (of which 164,000 Shares are subject to outstanding options); and 92,692 Shares reserved for issuance pursuant to Laserscope’s 1999 Employee Stock Purchase Plan. On June 2, 2006, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on The Nasdaq National Market was $21.41 per Share. On June 13, 2006, the last full day of trading before the commencement of the Offer, the closing price of the Shares on The Nasdaq National Market was $30.68 per Share.

7.	Certain Information Concerning Laserscope.
      Laserscope is a California corporation with its principal offices located at 3070 Orchard Drive, San Jose, California 95134-2011. The telephone number of Laserscope is (408) 943-0636.
      According to Laserscope’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, Laserscope designs, manufactures, sells and services, on a worldwide basis, an advanced line of medical laser systems and related energy delivery devices for the medical office, outpatient surgical center and hospital markets. Its product portfolio consists of lasers and other light-based systems and related energy delivery devices for medical applications. Laserscope’s primary medical markets include urology, dermatology and aesthetic surgery. Its secondary markets include ear, nose and throat surgery, general surgery, gynecology, photo-dynamic therapy and other surgical specialties.

      Laserscope is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Laserscope’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates.

8.	Certain Information Concerning AMS and Purchaser.
      Purchaser is a California corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Purchaser is currently an indirect subsidiary of AMS. The principal executive offices of Purchaser are located at 10700 Bren Road West, Minnetonka, Minnesota 55343 and Purchaser’s telephone number is (952) 930-6000. AMS is a Delaware corporation with its principal executive offices located at 10700 Bren Road West, Minnetonka, Minnesota 55343. The telephone number of AMS is (952) 930-6000.
      The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of AMS and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.
      Except as described elsewhere in this Offer to Purchase or in Schedule I hereto: (i) none of AMS, Purchaser or, to the best knowledge of AMS and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of AMS or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares; and (ii) none of AMS, Purchaser or, to the best knowledge of AMS and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.
      Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of AMS, Purchaser or, to the best knowledge of AMS and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Laserscope, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
      Except as set forth in this Offer to Purchase: (i) none of AMS, Purchaser or, to the best knowledge of AMS and Purchaser, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Laserscope or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer; and (ii) there have been no contracts, negotiations or transactions between AMS or any of its subsidiaries or, to the best knowledge of AMS, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Laserscope or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
      None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

9.	Source and Amount of Funds.
      The Offer is not conditioned upon any financing arrangements.
      AMS and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares that AMS or its affiliates do not own pursuant to the Offer and the Merger, and to pay related fees and expenses, will be approximately $757 million. Purchaser expects to obtain the funds necessary to consummate the Offer and the Merger from AMS.
      AMS’ primary operating subsidiary, American Medical Systems, Inc., has received financing commitments to fund the purchase of Shares in the Offer and the Merger in the form of up to $600 million of senior secured financing from CIT Healthcare LLC, and up to $180 million of senior subordinated unsecured financing from Piper Jaffray & Co. and Deephaven Capital Management, LLC. The following summarizes the material terms of the commitments from these lenders, but is qualified in its entirety by the specific terms of the commitment documents.
      The debt to be issued under the senior secured commitment will be rated and have a maturity of six years. Interest rates on the senior secured debt will be set at an applicable margin over LIBOR, based upon public ratings to be received from Moody’s and S&P, and upon market conditions. All obligations under the senior secured debt will be unconditionally guaranteed by, and secured by substantially all of the assets of, AMS and existing and future domestic subsidiaries. The senior secured debt will be subject to mandatory prepayments based upon excess cash flow, all net proceeds of asset sales, all net proceeds of debt or preferred stock issuance, and 50% of net proceeds of any other equity issuance, and voluntary prepayments will be permitted at any time without premium or penalty (but subject to applicable breakage fees and to minimum amounts to be agreed upon). Funding of the senior secured facility is subject to the following material conditions:

•	CIT’s approval of the amount and other material terms of the senior subordinated financing, it being understood that the material terms documented in the senior subordinated commitment letter from Piper Jaffray & Co. and Deephaven Capital Management LLC are, subject to certain limitations, acceptable;

•	consummation of the Offer according to all applicable laws and the Merger Agreement;

•	no “material adverse effect” (substantially as defined in the Merger Agreement), shall have occurred since March 31, 2006 with respect to AMS, certain of its subsidiaries and Laserscope, taken as a whole; and

•	the negotiation, execution and delivery of definitive loan documentation and other customary deliverables evidencing the senior secured financing and the senior subordinated financing.
      The senior subordinated commitment provides that, if funded, the senior subordinated debt will not be rated and will have a maturity of seven years. Interest on the senior subordinated debt will be set at the greater of a rate established in the commitment letter or spread on the three-month LIBOR on the date of the execution and delivery of the commitment letter, in each case plus a spread that will increase on a periodic basis if the debt is not repaid, and which will be subject to additional increases if the notes evidencing the senior subordinated debt remain unrated by Moody’s and S&P or an exchange offer for registered notes is not consummated. AMS will be required to prepay the senior subordinated notes from the net proceeds from its incurrence of any debt or the issuance of any equity or any asset sales, subject to exceptions to be agreed, and must offer to purchase these notes upon a “change of control.” AMS may, at its option, redeem some or all of the senior subordinated notes not more than once every 30 days, and subject to minimum redemption amounts. The senior subordinated debt is subordinated to the senior secured debt discussed above. All obligations under the senior subordinated debt will be guaranteed by existing and future domestic subsidiaries of AMS. Under the senior subordinated commitment, funding of the senior subordinated debt is subject to the following material conditions:

•	no pending or overtly threatened litigation or other proceedings (private or governmental) with respect to the Offer or the Merger that is reasonably likely to result in a “material adverse effect” (as defined in the senior subordinated commitment but substantially as defined in the Merger Agreement);

•	the absence of any change since March 31, 2006 that results in a “material adverse effect;”

•	the Offer shall be consummated concurrently with the initial funding of the facility in accordance with the Merger Agreement and related acquisition documentation without waiver or amendment thereof unless consented to by each of the requisite lenders; and

•	prior to or concurrently with the initial funding of the senior subordinated debt, the documentation for the senior secured credit facility shall have been executed and delivered, and AMS shall have received gross proceeds from borrowings under the senior secured credit facility.
      AMS is currently actively pursuing lower cost financing options that may include convertible senior subordinated notes. The timing and composition of such financing will be determined based on market conditions.
      AMS currently intends to repay amounts borrowed under the credit facilities or other financing options from available cash on hand and future earnings.
      Except as expressly stated above, no alternate financing plans exist.

10.	Background of the Offer; Past Contacts or Negotiations with Laserscope.
      In mid-January 2006, Goldman, Sachs & Co. (“Goldman Sachs”) contacted AMS to inquire as to whether AMS would be interested in a possible acquisition of Laserscope. Laserscope informed AMS that if it desired to evaluate a possible acquisition, AMS would be allowed to meet with senior management of Laserscope following execution of a confidentiality agreement. AMS informed its Board of Directors (the “AMS Board”) of the inquiry AMS received regarding a potential acquisition of Laserscope at a regular meeting of the AMS Board held on February 9, 2006. On February 16, 2006, AMS executed a confidentiality agreement with Laserscope. Goldman Sachs sent to AMS a document describing Laserscope’s business and management team and setting forth certain investment considerations, financial information and other information about Laserscope. In late January, AMS began consulting with Piper Jaffray & Co. (“Piper”) regarding the potential acquisition of Laserscope. AMS formally engaged Piper to act as its financial advisor on March 21, 2006.
      On February 17, 2006, Martin J. Emerson, President and Chief Executive Officer, Ross Longhini, Executive Vice President and Chief Technology Officer, and John Nealon, Senior Vice President, Business Development, of AMS, met with Eric Reuter, President and Chief Executive Officer of Laserscope and Peter Hadrovic, the then Vice President, Legal Affairs and General Counsel of Laserscope. Also attending this meeting were representatives of Piper and representatives of Goldman Sachs. On February 22, 2006, Goldman Sachs sent a letter to Piper inviting AMS to submit a preliminary, non-binding acquisition proposal. AMS conducted preliminary due diligence on Laserscope during January, February and March 2006.
      On March 20, 2006, the AMS Board held a special meeting at which management and representatives of Piper updated the AMS Board on AMS’ discussions with representatives of Laserscope and Goldman Sachs, the results of AMS’ preliminary due diligence of Laserscope, the strategic reasons for the possible acquisition of Laserscope, AMS’ valuation range of Laserscope and AMS’ proposed acquisition structure. The AMS Board authorized AMS to submit an indication of interest to acquire Laserscope in the range of $593 to $668 million.
      On March 24, 2006, AMS submitted a non-binding indication of interest to Laserscope in which AMS valued Laserscope’s equity in the range of $593 to $668 million (approximately $25.75 to $28.85 per share). AMS also stated that the form of acquisition consideration would consist of 50% cash and 50% AMS stock. AMS also stated that it did not desire to own Laserscope’s aesthetics business and, therefore, would require that this business be divested simultaneously with AMS’ acquisition of Laserscope and generate $100 million of pre-tax proceeds for Laserscope. AMS further explained that it desired to work with Laserscope and its advisers to identify companies that might be interested in partnering with AMS to purchase Laserscope’s aesthetics business. Lastly, AMS indicated that it would need to finance the cash portion of its purchase price. On March 24, 2006, representatives of Goldman Sachs contacted representatives of Piper in order to clarify the implications of Laserscope realizing less than $100 million in a divestiture of its aesthetics business. Piper indicated that any value less than $100 million would reduce the value to be received by Laserscope’s shareholders on a dollar for dollar basis.
      On March 29, 2006, representatives of Goldman Sachs, acting at Laserscope’s direction, informed representatives of Piper that (a) the upper end of AMS’ valuation range represented a minimum starting point for valuation based on

Laserscope’s current product line (exclusive of products to be introduced in 2006), (b) the strategic value associated with Laserscope’s new products (and product acquisitions) to be introduced in 2006 justified a valuation higher than the upper end of this valuation range, and (c) AMS needed to increase the upper end of its valuation range. In addition, representatives of Goldman Sachs asked whether AMS was willing and able to effect an all cash acquisition of Laserscope and whether AMS would be agreeable to a price collar with respect to the stock AMS was offering in an acquisition of Laserscope. Representatives of Goldman Sachs also informed representatives of Piper that Laserscope was not willing to bear the risk associated with a transaction or a valuation conditioned on a concurrent or post-closing divestiture of Laserscope’s aesthetics business.
      On April 7, 2006, Mr. Reuter made a presentation by telephone to Messrs. Longhini, Nealon, and Roychowdhury, Director of Research and Development, regarding the new products that Laserscope intended to introduce in 2006. Mr. Hadrovic and representatives of Goldman Sachs and Piper listened to this call. On April 18, 2006, an in-person follow-up diligence session, primarily related to Laserscope’s products and revenue model, was held in San Jose, California, which was attended by Mr. Reuter, Mr. Hadrovic and Kester Nahen, PhD., Vice President of Applications Research, of Laserscope, Messrs. Emerson, Stephen McGill, Nealon, Roychowdhury, and Andrew Joiner, Vice President of Marketing, of AMS, and representatives of Goldman Sachs and Piper. Following this session, Laserscope demonstrated for AMS its GreenLight PV® and new GreenLight HPS® laser systems at a Laserscope facility. Mr. Emerson and Mr. Reuter also met over dinner on the evening of April 18, 2006. On April 26, 2006, representatives of Laserscope (consisting of Mr. Reuter and Derek Bertocci, Vice President Finance and Chief Financial Officer), AMS (consisting of Messrs. Longhini, Nealon, McGill, Carmen Diersen, Executive Vice President and Chief Financial Officer and Scott Etlinger, Vice President of Operations), and representatives of Goldman Sachs and Piper held another diligence session by telephone during which Laserscope provided additional information regarding Laserscope, including operating expense data for the urology division.
      On April 9, 2006, AMS was granted access to Laserscope’s electronic data room for due diligence purposes.
      Between April 12 and 14, 2006, representatives of Goldman Sachs and Piper had several telephone conversations related to Laserscope’s aesthetics business. On behalf of Laserscope, representatives of Goldman Sachs advised Piper of the firms that Laserscope believed might have an interest in acquiring this business and gave Piper permission to contact two companies, subject to execution of appropriate confidentiality agreements. Ultimately, Piper informed Goldman Sachs that none of such firms were interested in completing such a transaction.
      At a regular AMS Board meeting held on April 26, 2006, AMS management updated the AMS Board on the status of due diligence and discussions with Laserscope regarding a possible acquisition. The AMS Board instructed Piper to communicate its revised valuation of $29.00 per share, but that it had the ability to value Laserscope above $29.00 per share depending upon the outcome of its continuing due diligence of Laserscope. In addition, the AMS Board supported management’s decision to acquire the aesthetics business along with the urology business.
      On April 28, 2006, representatives of Goldman Sachs and Piper held a telephone conversation during which Piper, on behalf of AMS, informed Goldman Sachs that AMS had concluded that Laserscope’s aesthetics business warranted a lower valuation than previously indicated and that AMS might be willing to acquire the aesthetics business but that AMS likely would explore the sale of that business if it acquired Laserscope. Piper, on behalf of AMS, informed Goldman Sachs that, based on its work to date, AMS currently valued Laserscope at $29.00 per share, but that it had the ability to value Laserscope above $29.00 per share depending upon the outcome of its continuing due diligence review of Laserscope and specifically the launch of the new GreenLight HPS laser system. At this time, AMS’ proposed structure consisted of cash and AMS stock.
      On April 30, 2006, Goldman Sachs sent AMS a letter outlining the procedures for submitting a firm and final proposal to acquire Laserscope. The letter instructed AMS to submit its proposal no later than May 25, 2006, and, among other things, to state a purchase price and provide a mark-up of a draft merger agreement prepared by Laserscope’s counsel, Orrick, Herrington & Sutcliffe LLP (“Orrick”), which specified the terms of a possible acquisition transaction.
      On May 2, 2006, at the direction of Laserscope, representatives of Goldman Sachs informed AMS that AMS would need to improve its valuation of Laserscope and make a bid above $30.00 per share. Goldman Sachs further stressed the particular importance of speed to closing, certainty of closing and certainty of value in connection with the AMS bid. Goldman Sachs and Piper also discussed stock collars and all cash transaction structures.
      Over the next three weeks, AMS continued to conduct extensive due diligence concerning Laserscope. The legal and financial representatives of AMS and Laserscope also held numerous telephone conversations concerning possible transaction structures, forms of acquisition consideration, financing documentation, transaction timing and diligence matters. On May 11, 2006, AMS, along with its financial and legal advisors, participated in a full day of diligence meetings hosted by Laserscope in San Jose, California. During this time period, representatives of both Laserscope and AMS and their financial and legal advisors also participated in several diligence related meetings and conference calls.
      On May 15, 2006, AMS, its advisors and certain members of the AMS Board met to review a preliminary analysis of the various forms of consideration available to AMS in its bid for Laserscope. At the conclusion of this meeting, AMS decided to pursue an all cash bid.
      On May 22, 2006, the AMS Board held a special meeting at which it discussed the AMS bid to acquire Laserscope. Management reviewed the strategic value of Laserscope to AMS and reported on the results of its due diligence investigation. Representatives of Piper presented a valuation analysis, alternatives for financing the acquisition, potential bid structures and the timeline for the potential acquisition. The AMS Board met again on May 24, 2006, to further discuss AMS’ bid to acquire Laserscope. Management and representatives of Piper updated the AMS Board on the results of due diligence activities since the prior meeting of the AMS Board, and the AMS Board authorized AMS to submit a bid to acquire Laserscope.
      On May 25, 2006, AMS submitted its proposal to acquire 100% of the equity of Laserscope for $30.00 per share in cash using a two step acquisition structure, with the first step being the Offer. The AMS proposal stated that it had obtained firm financing commitments from CIT Healthcare LLC (“CIT”) for a senior debt facility and Piper and Deephaven Capital Management LLC (collectively, “Piper/ Deephaven”) for a senior subordinated debt facility.
      On May 26, 2006, representatives of Piper contacted representatives of Goldman Sachs, stating that AMS had offered $30.00 per share. Piper also informed Goldman Sachs that AMS had largely completed its due diligence, although AMS desired to have Mr. Emerson hold a marketing related meeting with Mr. Reuter and certain other executives of Laserscope with respect to Laserscope’s rollout of its new GreenLight HPS® laser system.
      On May 29, 2006, Goldman Sachs informed Piper that, while AMS’ bid was attractive, the Laserscope Board did not consider the proposed price to be sufficient and the proposed contract terms did not satisfy Laserscope’s goal regarding certainty of closing. The Goldman Sachs representatives acknowledged, however, that AMS had offered a transaction structure which addressed the Laserscope Board’s desire for speed to closing. Goldman Sachs then reviewed with Piper a number of contract issues and advised that these issues needed to be resolved by the end of the week and only then would the issue of value be revisited and only then could a meeting take place between Mr. Reuter and Mr. Emerson.
      On May 30 and 31, 2006, representatives of Oppenheimer and Orrick discussed various aspects of AMS’ mark-up of the draft merger agreement and the commitment letters provided by CIT and Piper/ Deephaven as well as the status of these lenders’ due diligence review of Laserscope. They also discussed a shareholder agreement AMS proposed that would require the directors and officers of Laserscope, among other things, to tender any shares that they own in the Offer, not transfer such shares to any third party and to grant to AMS an irrevocable proxy to vote such shares in favor of the Merger and against any actions that would impede the Merger.
      On June 1, 2006, representatives of Goldman Sachs informed representatives of Piper that Laserscope was prepared to focus on, but not grant exclusivity to, AMS and enter into definitive documents on Sunday, June 4, 2006 if AMS increased its bid to $31.50 per share. On June 2, 2006, the AMS Board held a special meeting at which Oppenheimer and Piper reported on the results of negotiations since AMS had submitted its bid and to consider Laserscope’s proposal. At the conclusion of the meeting, the AMS Board decided not to increase the bid at that time above $30.00 per share. On June 2, 2006, Piper informed Goldman Sachs that the AMS Board had not authorized an increase in the AMS bid. The Goldman Sachs representatives replied that they would relay this message to the Laserscope Board.

      Later in the morning of June 2, 2006, Messrs. Reuter, Emerson, McGill, Nealon, Bertocci, Hadrovic and Robert Mann, Laserscope’s Vice President of Global Sales and Marketing — Surgical, held a meeting to discuss Laserscope’s plans to launch its new GreenLight HPS® laser system.
      Between June 1 and June 3, 2006, the legal advisors for Laserscope and AMS continued their contract discussions, focusing particular attention on the terms and conditions of the Offer, the circumstances for extending the Offer, the representations and warranties contained in the draft merger agreement, aspects of the draft merger agreement’s termination and deal protection provisions, and the conditions contained in the commitment letters relating to AMS’ financing for the transaction.
      On the morning of June 3, 2006, the AMS Board met to discuss the status of contract negotiations with Laserscope and the AMS bid. At this meeting, the AMS Board authorized AMS to increase its bid to $31.00 per share, provided that the parties executed definitive documents no later than the evening of June 3, 2006. The AMS Board directed that the AMS bid remain at $30.00 per share if the parties did not execute definitive documents on June 3, 2006. After this meeting, representatives of Piper contacted representatives of Goldman Sachs to advise them of the AMS Board’s decision. At the same time, AMS counsel informed counsel for Laserscope of AMS’ $31.00 proposal and the foregoing conditions of that proposal.
      In the evening of June 3, 2006, Laserscope’s counsel informed AMS’ counsel that the Laserscope Board had accepted AMS’ offer and approved the Merger Agreement. The AMS Board then met in the evening of June 3, 2006 and approved the Merger Agreement. At this meeting Piper delivered to the AMS Board its oral opinion, subsequently confirmed in writing, to the effect that, as of June 3, 2006 and based upon and subject to the foregoing and based upon such other factors as Piper considered relevant, that the $31.00 per Share in cash to be paid by AMS pursuant to the Merger Agreement is fair, from a financial point of view, to AMS. In addition, the AMS Board had retained Thomas Weisel Partners to provide an independent fairness opinion to the AMS Board, and Thomas Weisel Partners delivered to the AMS Board its independent oral opinion, subsequently confirmed in writing, to the effect that, as of June 3, 2006 and based upon and subject to the factors and assumptions set forth in their opinion, the $31.00 per Share in cash to be paid by AMS is fair to AMS from a financial point of view.
      Following the meeting of the AMS Board, AMS’ financial and legal advisors informed Laserscope’s financial and legal advisors that the AMS board also had approved the transaction. Later in the evening of June 3, 2006, AMS, Purchaser and Laserscope signed the Merger Agreement. All of Laserscope’s directors and certain of its executive officers signed Shareholder Agreements that same evening or during the following day. AMS and Laserscope issued a joint press release announcing the Merger Agreement prior to the opening of The Nasdaq National Market on June 5, 2006.
      On June 14, 2006, AMS and the Purchaser commenced the Offer and filed this Schedule TO with the SEC. In addition, on June 14, 2006, Laserscope filed its Schedule 14D-9 with the SEC relating to the Offer.

11.	The Merger Agreement; Other Arrangements.

The Merger Agreement
      The following is a summary of the material provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the SEC as an exhibit to the Schedule TO and incorporated herein by reference. Capitalized terms used in the following summary and not otherwise defined in this Offer to Purchase will have the respective meanings set forth in the Merger Agreement. The Merger Agreement may be examined, and copies obtained, at the places and in the manner set forth in Section 7 of this Offer to Purchase entitled “— Certain Information Concerning Laserscope.”
      The Offer. The Merger Agreement provides for commencement of the Offer no later than June 14, 2006, which is eight business days after the parties’ execution of the Merger Agreement. Purchaser’s obligation to accept for payment, purchase and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to satisfaction, removal or waiver of the Minimum Condition (subject to any revisions thereof required by the Merger Agreement) and the other Offer Conditions as set forth in Section 15 of this Offer to Purchase entitled “— Certain

Conditions of the Offer.” Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer.
      Purchaser expressly reserved the right to waive any of the Offer Conditions and to make any change in the terms or conditions of the Offer. However, without the prior written consent of Laserscope, AMS and Purchaser are not permitted under the Merger Agreement to:

•	change the form or amount of consideration to be paid (other than by adding consideration) or change the number of Shares sought in the Offer;

•	impose any conditions to the Offer other than the Offer Conditions or modify any of the Offer Conditions (other than to waive the Offer Conditions to the extent permitted by the Merger Agreement);

•	change or waive the Minimum Condition, except as required pursuant to the Merger Agreement;

•	extend the Offer beyond the initial Expiration Date, except as permitted or required by the Merger Agreement; or

•	change the terms of the Offer in any other manner that is adverse to the Laserscope shareholders.
      The Offer is initially scheduled to expire at 12:00 midnight, Central Time, on the initial Expiration Date of July 12, 2006, which is the 20th business day after the commencement date of the Offer. Notwithstanding anything to the contrary contained in the Merger Agreement, but subject to the parties’ termination rights under the Merger Agreement, the Expiration Date of the Offer may be extended as follows:

•	By Purchaser:

•	for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer, the number of Shares validly and not properly withdrawn is at least 70% but less than 90% of the fully diluted shares; or

•	for any period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer.

•	Upon the request of Laserscope for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer, the number of Shares validly tendered and not properly withdrawn is either:

•	greater than 35% but less than 49.9% of the fully diluted shares; or

•	greater than 70% but less then 90% of the fully diluted shares.

•	At the one-time option of Purchaser or Laserscope (so long as it has not breached in any material respect its non-solicitation obligations under the Merger Agreement) for an additional period of not more than 10 business days if, immediately prior to the initial expiration of the Offer or any permitted or required extension thereof, an unsolicited third party acquisition proposal has been made with respect to Laserscope and remains pending.

•	At the obligation of Purchaser if, immediately prior to the initial expiration date of the Offer or any permitted or required extension, the Minimum Condition (subject to any revisions thereof required by the Merger Agreement) has been satisfied but any of the other Offer Conditions exists and has not been waived. In any such case, the extension will last until the earlier of the removal or waiver of all such other Offer Conditions or the termination of the Merger Agreement.
      Except as set forth above, the Expiration Date of the Offer shall not be extended without the prior written consent of Laserscope.
      The Top-Up Option. In order to facilitate the satisfaction of the Minimum Condition, as part of the Merger Agreement, Laserscope granted to Purchaser the Top-Up Option, which is an irrevocable option to purchase the number of newly-issued Shares at a per share purchase price equal to the Offer Price that, when added to the number of Shares owned by Purchaser immediately following consummation of the Offer, results in Purchaser owning 90% of the fully diluted shares. However, the number of Shares purchasable upon exercise of the Top-Up Option is subject to the Top-Up Limitations, which include the requirement that such number of Shares not exceed, in any event, the remaining number of Shares authorized and available for issuance or 19.9% of the total number of Shares outstanding immediately prior to such issuance. In addition, Laserscope is not required to issue any Shares subject to the Top-Up Option if such issuance is prohibited by any court or regulatory order then in effect.
      Purchaser’s exercise of the Top-Up Option becomes both permissible and obligatory only if required by Laserscope under the circumstances described immediately below prior to the termination of the Top-Up Option, which occurs on the earlier of the Effective Time or the termination of the Merger Agreement.
      Required Revisions to the Minimum Condition. If, at the initial expiration of the Offer or any permitted or required extension thereof, the Minimum Condition is not satisfied but at least 49.9% of the fully diluted shares have been validly tendered and not properly withdrawn, then Laserscope has the right to require Purchaser to exercise the Top-Up Option, but only to the extent that doing so, after giving effect to the Top-Up Limitations, would result in Purchaser owning 90% of the fully diluted shares. In such event, Purchaser would be obligated to reduce the Minimum Condition to the percentage of the fully diluted shares then tendered and consummate the Offer, subject only to removal or waiver of any other outstanding Offer Conditions.
      However, if at the expiration of the Offer or any permitted or required extension thereof, the number of Shares validly tendered and not withdrawn is greater than 49.9% of the fully diluted shares but less than the percentage of the fully diluted shares necessary to require the exercise of the Top-Up Option, then Laserscope has the right to require Purchaser to waive the Minimum Condition and amend the Offer to reduce the number of Shares that Purchaser is required to purchase to the Revised Minimum Condition of 49.9% of the fully diluted shares.
      In the event the Revised Minimum Condition becomes applicable to the Offer, Purchaser would be obligated to consummate the Offer as to the number of Shares constituting 49.9% of the fully diluted shares, subject only to removal or waiver of any other outstanding Offer Conditions. In such event, if more than 49.9% of the fully diluted shares have been validly tendered and not withdrawn as of the expiration of the Offer, Purchaser will reduce the number of Shares it purchases from each tendering shareholder by the same proportion as it reduces the number of Shares purchased from all other tendering shareholders.
      In no event shall Purchaser be required to accept for payment, or pay for, any Shares if the number of Shares tendered pursuant to the Offer and not properly withdrawn at the expiration of the Offer is less than the number of Shares comprising the Revised Minimum Condition.
      Directors. The Merger Agreement provides that, effective upon consummation of the Offer, AMS will be entitled to designate the number of directors, rounded up to the next whole number, on the Laserscope Board that equals the product of (i) the total number of directors on the Laserscope Board (giving effect to the election of any additional directors), and (ii) the percentage that the number of Shares owned by AMS or Purchaser (including Shares accepted for payment in connection with the Offer) bears to the total number of Shares then outstanding.
      In connection with such right, Laserscope has agreed to take all necessary action to cause AMS’ designees to be elected or appointed to the Laserscope Board, including increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, provided that, prior to the Effective Time, the Laserscope Board will always have at least two directors who were directors of Laserscope prior to the consummation of the Offer (the “Continuing Directors”). In the event the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors will be entitled to designate a person to fill the vacancy. Laserscope has further agreed to use its commercially reasonable efforts to cause individuals designated by AMS to constitute the same percentage as such individuals represent on the Laserscope Board of (i) each committee of the Laserscope Board, (ii) the board of directors of each Laserscope subsidiary, and (iii) each committee of each such board. Notwithstanding the above, AMS has agreed that it will not exercise its right to designate members of the Laserscope Board in any manner that would result in Laserscope becoming non-compliant with the corporate governance requirements of The Nasdaq National Market applicable to listed companies.

      From the time that Purchaser’s designees are elected to the Laserscope Board through the Effective Time, the unanimous affirmative vote of the Continuing Directors will be required for Laserscope to:

•	amend or terminate the Merger Agreement or agree to consent to any amendment or termination of the Merger Agreement;

•	waive any of Laserscope’s rights, benefits or remedies under the Merger Agreement;

•	extend the time for performance by AMS and Purchaser of their respective obligations under the Merger Agreement; or

•	approve any other action by Laserscope which is reasonably likely to adversely affect the interests of the Laserscope shareholders with respect to the transactions contemplated by the Merger Agreement.
      In addition, in the event approval of the Laserscope shareholders is required by applicable law to consummate the Merger, the Continuing Directors will retain responsibility for, and control over, Laserscope’s obligations with respect to any SEC filings that are required to be filed by Laserscope in connection with the Merger Agreement.

The Merger.
      The Surviving Corporation. The Merger Agreement provides that, at the Effective Time, Purchaser will be merged with and into Laserscope. Following the Merger, Laserscope will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect subsidiary of AMS.
      Articles of Incorporation and Bylaws. The Merger Agreement provides that at the Effective Time (i) the Articles of Incorporation of the Surviving Corporation will be in the form of the Articles of Incorporation of Purchaser as in effect immediately prior to the Effective Time (except with respect to the name of the Surviving Corporation, which will be “Laserscope”), and (ii) the Bylaws of Purchaser as in effect immediately prior to the Effective Time will be the Bylaws of the Surviving Corporation until thereafter amended.
      Directors and Officers. Pursuant to the Merger Agreement and subject to applicable law (i) the initial directors of the Surviving Corporation will be the directors of Purchaser immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, and (ii) the initial officers of the Surviving Corporation will be the officers of Purchaser immediately prior to the Effective Time, until their respective successors are duly elected or appointed.
      Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Laserscope securities or the holders of common stock, no par value, of Purchaser:

•	each issued and outstanding share of Purchaser common stock will be converted into and become one fully paid share of common stock, no par value, of the Surviving Corporation;

•	all Shares that are owned by AMS, Purchaser or Laserscope will be cancelled and will cease to exist, and no consideration will be delivered in exchange for such Shares; and

•	each issued and outstanding Share (other than Shares to be cancelled in accordance with the preceding bullet point and Shares held by shareholders who validly exercise their dissenters’ appraisal rights with respect to such Shares) will be converted into the right to receive the Offer Price, payable to the holder in cash, without interest.
      Treatment of Options. At the Effective Time, each outstanding unexercised option to purchase Shares automatically will become fully vested and cancelled and the holder thereof will be entitled to receive, as soon as practicable following the Effective Time a cash payment, without interest and subject to any required tax withholdings, equal to the product of (x) the excess, if any, of the Offer Price over the applicable exercise price per Share otherwise issuable upon exercise of such option, times (y) the total number of Shares otherwise issuable upon exercise of such option.
      Laserscope Employee Stock Purchase Plan. The “offering period” and “purchase period,” each as defined in Laserscope’s 1999 Employee Stock Purchase Plan (the “ESPP”), that is in process as of the date of the Merger Agreement will continue and Shares will continue to be issued to participants according to the terms and conditions of the ESPP. However, if the Effective Time occurs prior to the scheduled expiration of the current purchase period, then immediately prior to the Effective Time, such purchase period will end and each participant will be deemed to have purchased immediately prior to the Effective Time, to the extent of payroll deductions accumulated by the participant as of the purchase period end, the number of whole Shares at a per Share price determined pursuant to the provisions of the ESPP. In addition, each participant will receive a cash payment equal to the balance, if any, of the accumulated payroll deductions remaining after such deemed purchase of Shares. At the Effective Time, each of the Shares deemed purchased under the Merger Agreement will be converted into the right to receive the Offer Price, without interest. No new offering periods or purchase periods under the ESPP will be commenced following the date of the Merger Agreement and the ESPP will be terminated as of the Effective Time. The Laserscope Board has agreed to take all necessary action to provide that participants under the ESPP may not increase their payroll deductions from those in effect on the date of the Merger Agreement.
      Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties. These include representations and warranties of Laserscope with respect to, among other things, its corporate organization, standing and power, capitalization, subsidiaries, authority, SEC filings, financial statements, governmental approvals, compliance with laws, litigation, intellectual property and trade secrets, employment matters, environmental laws and regulations and tax matters. The Merger Agreement also contains customary representations and warranties of AMS and Purchaser with respect to, among other things, their respective organization and qualification, authority and financial capability to complete the Offer and the Merger. The representations and warranties contained in the Merger Agreement expire at the Effective Time.
      The representations, warranties and covenants made by Laserscope in the Merger Agreement are qualified by information contained in disclosure schedules that Laserscope delivered to AMS and Purchaser in connection with the execution of the Merger Agreement. Representations and warranties may be used as a tool to allocate risks between the parties to the Merger Agreement, including where the parties do not have complete knowledge of all facts. Laserscope shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants of Laserscope therein or any descriptions thereof as characterizations of the actual state of facts or condition of Laserscope or any of its affiliates.
      Conduct of Business. The Merger Agreement obligates Laserscope and its subsidiaries, from the date of the Merger Agreement through the Effective Time, to conduct its business in the ordinary course. The Merger Agreement also contains customary covenants restricting certain activities of Laserscope and its subsidiaries during the same period. These covenants provide that, subject to limited exceptions, Laserscope will not (and will not permit any of its subsidiaries) to take certain actions without the prior written consent of AMS, which will be deemed given if AMS does not object within five business days of Laserscope’s request. Such restricted actions include, among other things, initiating stock splits or reclassifications, repurchasing, redeeming or acquiring shares of capital stock, declaring or paying dividends or making other distributions in respect of capital stock, selling or encumbering its material properties or assets other than in the ordinary course of business consistent with past practice, acquiring other businesses, entering into, amending or terminating material contracts, entering into new employment agreements, paying special bonuses or severances, increasing compensation to directors, employees or consultants (other than in the ordinary course of business), amending its Articles of Incorporation, Bylaws or similar governing documents, introducing material new products, services or sales incentive programs, entering into new lines of business or changing material operating policies, incurring or guaranteeing debt, materially changing tax elections or accounting methods, taking actions intended to result in any conditions to the Merger not being satisfied, discharging or settling disputed claims, litigation or liabilities (including for taxes), or agreeing to do any of the foregoing.
      Shareholder Approval. Laserscope has agreed that if Laserscope shareholders’ approval is required under California law to consummate the Merger, upon the consummation of the Offer, Laserscope, acting through the Laserscope Board, will call, give notice of, convene and hold a special meeting of its shareholders (the “Shareholders Meeting”) as soon as practicable for the purpose of considering and voting upon the approval and adoption of the Merger Agreement and the approval of the Merger. Laserscope has also agreed, among other things, to promptly prepare and file proxy materials with the SEC in connection with the Shareholders Meeting, use commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect to the proxy materials and mail final proxy materials to the Laserscope shareholders.

      Access to Information. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Laserscope will, and will cause each of its subsidiaries to, grant the officers, employees, accountants, counsel and other representatives of AMS access to all of Laserscope’s properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives. All information furnished and obtained by AMS and its representatives will be kept confidential in accordance with the confidentiality provisions of the Confidentiality Agreement dated February 16, 2006 between AMS and Laserscope.
      Further Actions. The Merger Agreement provides that each of AMS, Purchaser and Laserscope will, and will cause their respective subsidiaries to, use their commercially reasonable efforts to:

•	cause the conditions precedent to the Offer and the Merger to be satisfied and thereafter consummate the transactions contemplated by the Merger Agreement;

•	resolve any instituted or pending action or proceeding by any governmental entity that prevents the removal of any of the Offer Conditions; and

•	obtain (and to cooperate with the other party to obtain) any approvals or consents of third parties or governmental entities required in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement.
      In addition, each party has agreed, within 10 business days after the execution of the Merger Agreement, to file all necessary documentation required to obtain all requisite approvals or termination of applicable waiting periods for the transactions contemplated by the Merger Agreement under the HSR Act.
      Notwithstanding any other provision of the Merger Agreement to the contrary, none of AMS, any of its subsidiaries or the Surviving Corporation, will be required (and Laserscope will not, without the prior written consent of the AMS, agree, but will, if so directed by the AMS, agree, effective after the Effective Time) to hold separate or divest any of their respective assets or operations or enter into any consent decree or licensing or other arrangement with respect to any of their assets or operations or to otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain as of and after the Effective Time, any businesses or assets of Laserscope, AMS or any of their respective affiliates.
      No Solicitation. The Merger Agreement requires Laserscope, its subsidiaries and their respective officers, directors, representatives and agents to:

•	immediately cease any ongoing discussions or negotiations with any third party with respect to an Acquisition Proposal (as defined below);

•	use their best efforts to cause all persons other than AMS who have been furnished with confidential information regarding Laserscope within the preceding 12 months in connection with any Acquisition Proposal to promptly return or destroy such information; and

•	refrain from releasing any third party from the confidentiality and stand still provisions of any agreement to which Laserscope or its subsidiaries is a party or becomes a party.
      In addition, the Merger Agreement prohibits Laserscope, its subsidiaries and their respective officers, directors, representatives and agents from, directly or indirectly:

•	soliciting, initiating, entertaining or knowingly encouraging an Acquisition Proposal;

•	furnishing or disclosing to a third party non-public information with respect to an Acquisition Proposal;

•	negotiating or engaging in substantive discussions with any third party with respect to an Acquisition Proposal; or

•	entering into any agreement (whether or not binding) or agreement in principle with respect to an Acquisition Proposal.
      Notwithstanding the above, at any time prior to the consummation of the Offer, in response to a bona fide written Acquisition Proposal that was not solicited by Laserscope, its subsidiaries or any of their respective officers, directors, representatives or agents and which is reasonably determined by the Laserscope Board in good faith, after consulting with its financial advisors and legal counsel, to constitute, or to be reasonably likely to constitute, a Superior Proposal (as defined below), Laserscope may:

•	furnish information with respect to Laserscope and its subsidiaries to the person making the Acquisition Proposal and such person’s representatives; and

•	participate in discussions or negotiations with, and provide draft documents and agreements to, the person making the Acquisition Proposal and such person’s representatives;
provided, however, that prior to furnishing information to, or entering into a discussion or negotiation with, any such person or its representatives, Laserscope (i) provides reasonable notice to AMS to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person, (ii) provides AMS with all information to be provided to such person which AMS has not previously been provided, and (iii) receives from such person an executed confidentiality agreement reasonably satisfactory to the Laserscope Board with terms, as a whole, that are no less favorable to Laserscope than those contained in its confidentiality agreement with AMS.
      The Merger Agreement further provides that the Laserscope Board may not:

•	withdraw or modify, or propose to withdraw or modify, in a manner adverse to AMS, Laserscope’s recommendation of the Offer and, to the extent required by applicable law, the Merger Agreement and the Merger to Laserscope’s shareholders (the “Laserscope Recommendation”);

•	approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or

•	enter into any agreement (whether or not binding) or agreement in principle with respect to any Acquisition Proposal (other than a confidentiality agreement referred to above).
      Notwithstanding the above, prior to consummation of the Offer, in response to the receipt of an unsolicited Acquisition Proposal, if the Laserscope Board (i) reasonably determines in good faith after consultation with its legal counsel and financial advisors that such Acquisition Proposal is a Superior Proposal, and (ii) determines in good faith after consultation with its legal counsel that failure to take such action would be inconsistent with its fiduciary duties to the Laserscope shareholders under applicable law, then the Laserscope Board may approve and recommend such Superior Proposal and, in connection with such approval and recommendation, withdraw, or modify or change in a manner adverse to AMS, the Laserscope Recommendation (each, a “Recommendation Change”); provided, however, that no Recommendation Change will be valid or effective until (i) Laserscope has provided written notice to AMS advising AMS of its receipt of a Superior Proposal, the terms and conditions of such Superior Proposal and the identity of the person making such Superior Proposal, and (ii) AMS fails to make, within three business days after receipt of such notice from Laserscope, an offer that the Laserscope Board reasonably determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to the Laserscope shareholders as the Superior Proposal. In the event that Laserscope enters into a definitive agreement with a third party with respect to a Superior Proposal and the Merger Agreement is terminated, then, notwithstanding anything to the contrary in the standstill provisions of the confidentiality agreement between AMS and Laserscope, AMS will be entitled to present an Acquisition Proposal to the Laserscope Board.
      Nothing contained in the Merger Agreement will prohibit Laserscope or the Laserscope Board from (i) taking and disclosing to the shareholders of Laserscope a position contemplated by Rule 14e-2 promulgated under the Exchange Act, or (ii) making any disclosure to the shareholders of Laserscope if the Laserscope Board determines in good faith that such disclosure is required by applicable law.
      Under the Merger Agreement, “Acquisition Proposal” means any inquiry, proposal or offer relating to (i) the acquisition of 20% or more of the outstanding shares of capital stock or any other voting securities of Laserscope by any third party, (ii) a merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any third party acquiring 20% or more of the fair market value of the assets of Laserscope and its subsidiaries, taken as a whole (including capital stock of subsidiaries of Laserscope), (iii) any other transaction which would result in a third party acquiring 20% or more of the fair market value of the assets of Laserscope and its subsidiaries, taken as a whole (including capital stock of subsidiaries of Laserscope), immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a subsidiary or otherwise), (iv) any combination of the foregoing, or (v) any other transaction that is conditioned or predicated on the Merger not being completed in accordance with the terms of the Merger Agreement or would reasonably be expected to result in the Merger not being completed.
      Under the Merger Agreement, “Superior Proposal” means an Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 75%) the terms of which the Laserscope Board determines in good faith (after consultation with its financial advisors and legal counsel), taking into account, among other things, (i) the legal, financial and regulatory aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, (ii) whether the acquiring party is capable of consummating the Acquisition Proposal on the terms proposed, and (iii) whether the Acquisition Proposal is subject to any financing contingency, would, if consummated, be more favorable from a financial point of view to the Laserscope shareholders than those set forth in the Merger Agreement.
      Indemnification. Pursuant to the Merger Agreement, AMS and the Surviving Corporation have agreed to indemnify and hold harmless all officers and directors of Laserscope and its subsidiaries to the fullest extent such persons would be entitled to such indemnification under applicable law, the applicable organizational documents of Laserscope and its subsidiaries and existing contractual indemnification agreements with Laserscope and its subsidiaries. AMS and the Surviving Corporation have also agreed to continue in full force and effect, after the Merger, the indemnification provisions contained in such existing contractual indemnification agreements in accordance with their terms, and to maintain in effect the indemnification provisions of Laserscope’s and its subsidiaries’ organizational documents with respect to matters occurring before the effectiveness of the Merger.
      The Merger Agreement also requires that, for a period of six years after the Effective Time, AMS, Laserscope and the Surviving Corporation maintain in effect a prepaid directors’ and officers’ liability insurance that is no less favorable than Laserscope’s current policy.
      Except as described in this Offer to Purchase, to Laserscope’s knowledge, there are no material agreements, arrangements or understandings that would result in any actual or potential conflicts of interest between Laserscope or its affiliates and (i) any of its executive officers, directors or affiliates, or (ii) Purchaser or any of its executive officers, directors or affiliates.
      Company Employee Benefit Matters. The Merger Agreement provides that AMS will, or will cause the Surviving Corporation and its subsidiaries to, provide employees of Laserscope and its subsidiaries (the “Laserscope Employees”) retained following the Merger (the “Continuing Employees”) with compensation and benefit arrangements that are no less favorable in the aggregate than provided to AMS’ similarly situated employees, provided that the Surviving Corporation will be under no obligation to retain any Laserscope Employee (subject to certain severance terms or other provisions of existing employment agreements). As soon as practicable after the Effective Time, AMS will, or will cause the Surviving Corporation and its subsidiaries to, cause the Continuing Employees to commence participation in employee benefit plans or arrangements maintained by AMS, the Surviving Corporation or any subsidiary of AMS or the Surviving Corporation (collectively, the “AMS Plans”) as are provided to similarly situated employees of AMS.
      AMS will, and will cause the Surviving Corporation and its subsidiaries to:

•	give Continuing Employees full credit for purposes of eligibility, vesting and benefit accruals under any AMS Plans for such Continuing Employees’ service with Laserscope or any of its subsidiaries or predecessors to the same extent recognized by Laserscope and its subsidiaries;

•	waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any AMS Plan that is a welfare benefit plan that such employees may be able to participate in after the Effective Time;

•	provide credit under any welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs, provided, however, that no such service will be recognized to the extent such recognition would result in the duplication of benefits; and

•	honor in accordance with their terms all employee benefit plans or arrangements maintained by Laserscope immediately prior to the Effective Time.

      Prior to the Effective Time, Laserscope will take all action necessary to terminate Laserscope’s 401(k) Savings and Investment Plan, including notifying the participants that the 401(k) Savings and Investment Plan has been terminated, provided that immediately following the Effective Time, all Continuing Employees are permitted to participate in AMS’ 401(k) Savings and Investment Plan.
      From and after the Effective Time, AMS and the Surviving Corporation will keep in full force and effect any agreement in effect as of the date of the Merger Agreement between or among Laserscope or any of its subsidiaries and any Laserscope employees relating to severance pay or similar benefits.
      Conditions to the Merger. The respective obligations of Laserscope, AMS and Purchaser to complete the Merger are subject to the fulfillment of the following conditions:

•	the Merger Agreement having been approved by a majority of the outstanding Shares, if required by applicable law;

•	the applicable waiting period under the HSR Act having expired or been terminated;

•	no order, injunction, statute, rule, regulation or decree having been issued, enacted, entered, promulgated or enforced by a governmental entity that prohibits or makes illegal the consummation of the Merger; and

•	Purchaser having purchased the Shares validly tendered and not properly withdrawn pursuant to the Offer in an amount sufficient to meet the Minimum Condition (or any revisions thereto required by the Merger Agreement), provided that no party may be entitled to invoke this condition if, in breach of its obligations under the Merger Agreement, it was the cause of the failure of Purchaser to purchase the Shares validly tendered and not properly withdrawn pursuant to the Offer.
      Termination and Abandonment. The Merger Agreement may be terminated and the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time by mutual written consent of Laserscope and AMS, if the board of directors of each so determine. In addition, the Merger Agreement may be terminated:

•	by either AMS or Laserscope if:

•	any governmental entity of competent jurisdiction has issued a final non-appealable order which has the effect of making consummation of the Offer or the Merger illegal or otherwise preventing or prohibiting consummation of the Offer or the Merger;

•	the Offer has not been consummated on or before December 31, 2006; provided, however, that this right to terminate the Merger Agreement will not be available to a party whose failure to fulfill any obligation under the Merger Agreement materially contributed to the failure of the Offer to be consummated on or before such date; or

•	the Offer terminates or expires in accordance with its terms, after giving effect to the rights and obligations of the parties to extend the Offer, any required revisions to the Minimum Condition and any required exercise of the Top-Up Option, without Purchaser having accepted for payment any Shares pursuant to the Offer due to its failure to achieve the Revised Minimum Condition of 49.9% of the fully diluted shares, except that this right to terminate the Merger Agreement will not be available to any party whose failure to perform any obligation under the Merger Agreement has been the proximate cause of, or resulted in, such failure to achieve the Revised Minimum Condition.

•	by Laserscope if:

•	Laserscope is not in material breach of the Merger Agreement, and if (i) the representations and warranties of AMS and Purchaser in the Merger Agreement relating to the financial capability of AMS to consummate the Offer and the Merger and pay fees and expenses in connection with the Merger Agreement are or become untrue or inaccurate, or (ii) any of the representations and warranties of AMS and Purchaser in the Merger Agreement, other than those described in clause (i), are or become untrue or inaccurate, or (iii) there has been a breach on the part of AMS or Purchaser of any of their respective covenants or agreements in the Merger Agreement, and, in the case of clause (ii) and (iii) only, (A) such breach has not been, or cannot be, cured in all material respects within 30 business days after written notice to AMS and Purchaser, or (B) without regard to any qualification or reference to materiality or a “Material Adverse Effect” set forth in such representations and warranties, such inaccuracy or breach would, individually or in the aggregate, have a “Material Adverse Effect;” or

•	(i) the Laserscope Board has effected a Recommendation Change prior to the consummation of the Offer and Laserscope is not concurrently in material breach of its obligations under the Merger Agreement and has materially complied with its obligations under the Merger Agreement regarding non-solicitation of Acquisition Proposals, or (ii) AMS or Purchaser has failed to commence the Offer within eight business days of the execution of the Merger Agreement; provided, however, Laserscope will not have this right of termination if such failure to have commenced the Offer was caused by Laserscope’s failure to perform in all material respects its obligations under the Merger Agreement.

•	by AMS if:

•	AMS is not in material breach of the Merger Agreement and (i) Laserscope fails to perform or comply in any material respect with its covenants or agreements in the Merger Agreement, except where such failure is cured within 30 business days of notification or would not have, individually or in the aggregate, a Material Adverse Effect with respect to Laserscope, or (ii) any of the representations and warranties of Laserscope in the Merger Agreement is untrue or incorrect, except where such failure to be true and correct is cured within 30 business days of notification or, without regard to any qualification or reference to materiality or a “Material Adverse Effect” set forth in such representations and warranties, would not, individually or in the aggregate, have a Material Adverse Effect with respect to Laserscope; or

•	(i) Laserscope breaches in any material respect any of its obligations under the Merger Agreement regarding non-solicitation of Acquisition Proposals, (ii) the Laserscope Board has effected a Recommendation Change, or (iii) Laserscope has failed to include in the proxy statement distributed to the Laserscope shareholders, if any, its recommendation that shareholders approve the Merger Agreement and the Merger.
      Under the Merger Agreement a “Material Adverse Effect,” as to AMS, means a material adverse effect on the ability of AMS or Purchaser to consummate the transactions contemplated by the Merger Agreement in a timely manner or otherwise prevent or materially delay AMS or Purchaser from performing any of its material obligations under the Merger Agreement.
      The Merger Agreement defines a “Material Adverse Effect” as to Laserscope to mean any change or effect that is materially adverse to the business, operations, assets, properties, results of operations or financial condition of Laserscope and its subsidiaries, taken as a whole, or that prevents Laserscope from consummating the transactions contemplated by the Merger Agreement on a timely basis. However, in determining whether a Material Adverse Effect has occurred with respect to Laserscope, the Merger Agreement definition excludes:

•	Any event, occurrence, circumstance or trend, including a diminution in value of Laserscope that to the actual knowledge of certain officers of AMS existed on the date of the Merger Agreement,

•	Any fact, circumstance or condition specifically disclosed in the disclosure schedules provided by Laserscope,

•	Any change in market price or trading volume of the Shares, in and of itself,

•	Any failure, in and of itself, by Laserscope to meet projections,

•	Any changes in relevant laws, GAAP or regulatory accounting requirements but only to the extent changes do not disproportionately affect Laserscope,

•	Changes generally affecting Laserscope’s industries but only to the extent changes do not disproportionately affect Laserscope,

•	Changes in economic conditions in the United States, any U.S. region or any non-U.S. or global economy but only to the extent changes do not disproportionately affect Laserscope, and

•	Any war activities, terrorism or natural disaster.

      Publicity. Laserscope, AMS and Purchaser may not issue any press release or make any other public announcement with respect to the Offer, the Merger or the Merger Agreement without the prior consent of the other party (which may not be unreasonably withheld or delayed), except as may be required by applicable law or the rules and regulations of any applicable stock exchange.
      Amendment. The Merger Agreement may be amended by Laserscope, AMS and Purchaser, by action taken or authorized by their respective boards of directors, at any time before the Effective Time. However, after receipt of the approval of the Merger by the Laserscope shareholders, if required by applicable law, the Merger Agreement may not be amended if further approval by the Laserscope shareholders would be required by applicable law or in accordance with the rules of any relevant stock exchange.
      Waiver. At any time prior to the Effective Time, each of Laserscope, AMS and Purchaser may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement. However, after receipt of the approval of the Merger by the Laserscope shareholders, if required by applicable law, the Merger Agreement may not be extended or waived without the approval of such shareholders if such extension or waiver decreases the consideration to be paid to the Laserscope shareholders or adversely affects the rights of the Laserscope shareholders under the Merger Agreement.
      Termination Fees. If the Merger Agreement has been terminated under the following circumstances:

•	by AMS if, (i) Laserscope breaches in any material respect any of its obligations under the Merger Agreement regarding non-solicitation of Acquisition Proposals, (ii) the Laserscope Board has effected a Recommendation Change, or (iii) Laserscope has failed to include in the proxy statement distributed to the Laserscope shareholders, if any, its recommendation that shareholders approve the Merger Agreement and the Merger, or

•	by Laserscope if the Laserscope Board has effected a Recommendation Change prior to the consummation of the Offer and Laserscope is not concurrently in material breach of its obligations under the Merger Agreement and has materially complied with its obligations under the Merger Agreement regarding non-solicitation of Acquisition Proposals, then, Laserscope is obligated to pay AMS a termination fee of $25 million on the second business day after the termination date, but in each case so long as neither AMS nor the Purchaser was in material breach of the Merger Agreement.
      If the Merger Agreement has been validly terminated under the following circumstances:

•	by either AMS or Laserscope, if the Offer has not been consummated on or before December 31, 2006; or

•	by either AMS or Laserscope, if the Offer terminates or expires in accordance with its terms, after giving effect to the rights and obligations of the parties to extend the Offer, any required revisions to the Minimum Condition and any required exercise of the Top-Up Option, without Purchaser having accepted for payment any Shares pursuant to the Offer due to its failure to achieve the Revised Minimum Condition of 49.9% of the fully diluted shares, or

•	by AMS, if AMS is not in material breach of the Merger Agreement and (i) Laserscope fails to perform or comply in any material respect with its covenants or agreements in the Merger Agreement, except where such failure is cured within 30 business days of notification or would not have, individually or in the aggregate, a Material Adverse Effect with respect to Laserscope, or (ii) any of the representations and warranties of Laserscope in the Merger Agreement is untrue or incorrect, except where such failure to be true and correct is cured within 30 business days of notification or, without regard to any qualification or reference to materiality or a “Material Adverse Effect” set forth in such representations and warranties, would not, individually or in the aggregate, have a Material Adverse Effect with respect to Laserscope,
      and

•	in the circumstances described in the first and second bullet points above in this paragraph, there has been an Acquisition Proposal prior to the termination date,
      and

•	within 12 months of the termination date, Laserscope enters into a definitive agreement with a third party with respect to an Acquisition Proposal or any Acquisition Proposal is consummated by the third party, then, Laserscope is obligated to pay AMS a termination fee of $25 million upon consummation of the Acquisition Proposal, but only so long as neither AMS nor Purchaser was in material breach of the Merger Agreement.
      Shareholder Agreements. Concurrently with the execution and delivery of the Merger Agreement, AMS entered into Shareholder Agreements, each dated as of June 3, 2006, with each of Laserscope’s directors and the following executive officers: Robert J. Pressley, Ph.D., Eric M. Reuter, James Baumgardt, Robert C Pearson, Rodney Perkins, Elisha Finney, Derek Bertocci, Ken Arnold, Lloyd Diamond, Van Frazier, Robert Mann, Robert L. Mathews and Kester Nahen, Ph.D. (the “Supporting Shareholders”). Pursuant to the Shareholder Agreements, the Supporting Shareholders have agreed, among other things, to tender into the Offer, and not withdraw, all outstanding Shares they hold of record or beneficially own (other than any Shares disclaimed by these shareholders) to vote all such Shares in favor of the approval of the Merger Agreement and the Merger to the extent required by applicable law, and to refrain from transferring any such Shares prior to the consummation of the Merger except in limited circumstances. The Shareholder Agreements also irrevocably appoint AMS as the Supporting Shareholders’ proxy to vote all their Shares in the manner specified in the Shareholder Agreements. The Shareholder Agreements terminate upon the termination of the Merger Agreement. The Shares and options to acquire Shares represented by the Shareholder Agreements constitute approximately 3.6% of the Shares and options to acquire Shares outstanding as of June 1, 2006.
      Retention and Option Lock-Up Agreements. Following the execution and delivery of the Merger Agreement, on June 14, 2006, Laserscope delivered to its eligible employees for their consideration retention letter agreements (the “Retention Agreements”). The Retention Agreements provide that:

•	the employee will be provided a retention bonus having a value of two months of the employee’s base salary (as of June 3, 2006) payable in either:

•	restricted shares if the transactions contemplated by the Merger Agreement are consummated and the employee remains employed with Laserscope, AMS, or any of their affiliates through December 31, 2006 (April 30, 2007 in the case of finance and accounting employees); one-half of such restricted shares shall be fully vested upon grant and one-half of such restricted shares shall vest on December 31, 2007 subject to continued employment with Laserscope, AMS, or any of their affiliates, but will vest in full if the employee’s employment is terminated by Laserscope, AMS, or any of their affiliates on or prior to December 31, 2007 for any reason other than “cause” (as defined therein) or the employee’s termination of the employee’s employment for “good reason” (as defined therein) on or prior to December 31, 2007; or,

•	cash if the transactions contemplated by the Merger Agreement are consummated and the employee’s employment is terminated by Laserscope, AMS, or any of their affiliates on or prior to December 31, 2006 (April 30, 2007 in the case of finance and accounting employees) for any reason other than “cause” or the employee’s termination of the employee’s employment for “good reason” on or prior to December 31, 2006 (April 30, 2007 in the case of finance and accounting employees); and

•	subject to consummation of the transactions contemplated by the Merger Agreement, AMS will adopt a severance plan which will provide eligible employees a severance benefit equal to three months of the employee’s base salary (as of June 3, 2006), plus one week of base salary (as of June 3, 2006) per year of credited service with Laserscope in the event that within 12 months after the effective time of the Merger the employee’s employment is terminated by Laserscope, AMS, or any of their affiliates for any reason other than “cause” or the employee’s termination of the employee’s employment for “good reason.”

Confidentiality Agreement provides that AMS will keep confidential all non-public, confidential information of Laserscope. The Confidentiality Agreement provides that neither AMS nor Laserscope will, without the agreement of the other, acquire the capital stock of the other for a period of two years. However, pursuant to the Merger Agreement, AMS, Purchaser and Laserscope agreed that in the event Laserscope terminates the Merger Agreement to accept a proposal from a third party that is more favorable than the Offer, AMS will be able to submit an Acquisition Proposal to the Laserscope Board.

12.	Purpose of the Offer and the Merger; Plans for Laserscope.
      Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire common stock equity interest in, Laserscope. The Offer is intended to increase the likelihood that the Merger will be effected and reduce the time required for Laserscope shareholders to receive the transaction consideration and AMS to complete the acquisition of Laserscope. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares. If the Offer is successful, Purchaser intends to consummate the Merger as soon as practicable following the satisfaction or waiver of each of the conditions to the Merger set forth in the Merger Agreement. Purchaser will own 100% of Laserscope following the Merger and will be entitled to all of the benefits resulting from that ownership, including any increase or decrease in Laserscope’s value. As of the date of this Offer to Purchase, AMS and Purchaser beneficially own no Shares and no rights to acquire Shares.
      Plans for Laserscope. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business operations of Laserscope will be continued by the Surviving Corporation substantially as they are currently being conducted. The directors of Purchaser will be the initial directors of the Surviving Corporation, and the officers of Laserscope, together with certain officers of Purchaser, will be the initial officers of the Surviving Corporation. Upon completion of the Offer and the Merger, AMS intends to conduct a detailed review of Laserscope and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, AMS will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist. Notwithstanding any statement contained in this Offer to Purchase, Laserscope’s aesthetics business is not considered a strategic fit for AMS so, upon completion of the Merger, AMS will consider alternatives for that business including divestiture.
      Except as described in this Offer to Purchase, neither AMS nor Purchaser has any present plans or proposals that would relate to or result in: (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Laserscope or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets of Laserscope or any of its subsidiaries; (iii) except as contemplated by the Merger Agreement, any change in Laserscope Board or management, including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on Laserscope Board or to change any material term of the employment contract of any executive officer; (iv) any material change in Laserscope’s capitalization, indebtedness or dividend policy; (v) any other material change in Laserscope’s corporate structure or business; (vi) a class of securities being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (vii) a class of equity securities of Laserscope becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. See Sections 11 and 13 of this Offer to Purchase entitled “The Merger Agreement; Other Arrangements” and “Certain Effects of the Offer,” respectively.

13.	Certain Effects of the Offer.
      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

      Stock Quotation. Listing the Shares on The Nasdaq National Market is voluntary, so Laserscope may terminate such listing at any time. Neither AMS nor Purchaser has any intention of causing Laserscope to terminate the inclusion of the Shares on The Nasdaq National Market prior to the Merger. However, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in The Nasdaq National Market. According to its published guidelines, The Nasdaq National Market would give consideration to delisting the Shares if, among other things, the number of publicly held Shares falls below 750,000 or the number of holders of round lots of Shares falls below 400. Shares held by officers or directors of Laserscope or their immediate families, or by any beneficial owner of more than 10 percent or more of the Shares, ordinarily will not be considered as being publicly held for this purpose. In the event the Shares are no longer eligible for listing on The Nasdaq National Market, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act as described below and other factors. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued inclusion in The Nasdaq National Market, the market for the Shares could be adversely affected.
      If The Nasdaq National Market were to de-list the Shares, it is possible that such shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such de-listed Shares and the availability of such quotations would depend upon such factors as the number of shareholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of such Shares or whether it would cause future market prices to be greater or less than the Offer Price.
      Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Such registration of the Shares may be terminated upon application of Laserscope to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Laserscope to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Laserscope, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Laserscope and persons holding “restricted securities” of Laserscope to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for inclusion on The Nasdaq National Market.
      Purchaser believes that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act and it would be the intention of Purchaser to cause Laserscope to make an application for termination of registration of the Shares as soon as possible after successful completion of the Merger, if the Shares are then eligible for such termination.

14.	Dividends and Distributions.
      The Merger Agreement provides that, from date of the Merger Agreement until the Effective Date, Laserscope shall not, without the prior written consent of AMS, among other things, make, declare or pay any dividend or make any other distribution on any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock.

15.	Certain Conditions of the Offer.
      Notwithstanding any other provision of the Offer, subject to the terms of the Merger Agreement, Purchaser shall not be required to accept for payment (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer)) any Shares tendered if, by the expiration of the Offer, (1) the Minimum Condition (after giving effect to any revisions thereto required by the Merger Agreement), shall not have been satisfied, (2) the applicable waiting period under the HSR Act and any other applicable antitrust laws shall not have expired or been terminated, or (3) at any time on or after the date of the Merger Agreement and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions exist:

•	there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger Agreement, the Shareholder Agreements, the Offer or the Merger, by any Governmental Entity (as defined in the Merger Agreement) (other than in connection with any action or proceeding initiated by or on behalf of any shareholder of Laserscope) that has resulted in, or is reasonably likely to result in, directly or indirectly, (i) the making of the Offer, the acceptance for payment of some of or all the Shares by AMS or Purchaser or the consummation by AMS or Purchaser of the Merger becoming illegal or exposing AMS or Purchaser to liability for material damages, (ii) any restraint or prohibition on AMS’ or Purchaser’s ownership or operation (or that of their respective Subsidiaries or Affiliates (each as defined in the Merger Agreement)) of all or any portion of the business or assets of Laserscope and its Subsidiaries, taken as a whole, or of AMS and its Subsidiaries, taken as a whole, or compelling AMS or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any portion of the business or assets of Laserscope and its Subsidiaries, taken as a whole, or of AMS and its Subsidiaries, taken as a whole, (iii) the imposition of limitations on the ability of AMS or any of its Subsidiaries or Affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by AMS or any of its Subsidiaries or Affiliates on all matters properly presented to Laserscope’s shareholders, or (iv) the imposition of an obligation of AMS or any of its Subsidiaries or Affiliates to divest any of the Shares; or

•	Laserscope shall have failed to perform in any material respect, or to comply in any material respect with, its covenants or agreements in the Merger Agreement, except where the failure to so perform or comply (i) is curable and has been cured within 30 Business Days (as defined in the Merger Agreement) after receipt of written notice of such failure from AMS, or (ii) individually or in the aggregate, would not have a Material Adverse Effect with respect to Laserscope (as defined in the Merger Agreement); or

•	any representation and warranty of Laserscope in the Merger Agreement is not true and correct (except as to any such representation or warranty that speaks as of a specific date, which must be true and correct only as of such specific date), except where the failure to be so true and correct (i) is curable and has been cured within 30 Business Days after receipt of written notice of such failure from AMS, or (ii) without regard to any qualification or reference to materiality or Material Adverse Effect set forth in such representation and warranty, would not, individually or in the aggregate, have a Material Adverse Effect with respect to Laserscope; or

•	AMS shall have failed to receive a certificate executed on behalf of Laserscope by the Chief Executive Officer and the Chief Financial Officer of Laserscope (in their respective capacities as officers of Laserscope), dated as of the scheduled Expiration Date of the Offer, to the effect that the conditions described herein have not occurred; or

•	the Merger Agreement shall have been terminated in accordance with its terms; or

•	the Laserscope Board (or any committee thereof) shall have made a Recommendation Change; or

•	Laserscope shall have entered into an agreement or agreement in principle (other than a confidentiality agreement permitted by the Merger Agreement) with respect to any Acquisition Proposal; or

•	a Material Adverse Effect with respect to Laserscope shall have occurred subsequent to March 31, 2006 and continue to exist.

      The foregoing conditions are for the sole benefit of AMS and Purchaser and may be asserted by AMS regardless of the circumstances (including any action or omission by AMS or Purchaser) giving rise to any such condition or (other than the Minimum Condition) may, subject to the terms of the Merger Agreement, be waived by AMS and Purchaser in their reasonable discretion in whole at any time or in part from time to time. The failure by AMS or Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

16.	Certain Legal Matters; Regulatory Approvals.
      General. Except as described below, Purchaser is not aware of any material pending legal proceeding relating to the Offer. On June 7, 2006, two shareholders filed purported class action lawsuits in the Superior Court of the State of California, County of Santa Clara (collectively the “Shareholder Actions”) against Laserscope and five of its six directors. The Shareholder Actions purport to be brought on behalf of holders of Shares and allege the defendants breached their fiduciary duties in connection with the Offer and the Merger. The Shareholder Actions seek equitable relief, including a permanent injunction enjoining the Offer and the Merger.
      Based on its examination of publicly available information filed by Laserscope with the SEC and other publicly available information concerning Laserscope, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Laserscope’s business that might be adversely affected by Purchaser’s purchase of the Shares as contemplated herein or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase or ownership of Shares by Purchaser or AMS as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes — California” and “State Takeover Statutes — Other Jurisdictions,” such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approval were not obtained or such other action were not taken, adverse consequences might not result to Laserscope’s business, or certain parts of Laserscope’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares under certain conditions. See Section 15 of this Offer to Purchase, “— Certain Conditions of the Offer.”
      State Takeover Statutes — California. Laserscope is incorporated under the laws of the State of California. Section 1203 of the CGCL provides that if a tender offer is made to some or all of a corporation’s shareholders by an “interested party,” an affirmative opinion in writing as to the fairness of the consideration to the shareholders of such corporation is required to be delivered to the shareholders at the time that the tender offer is first made in writing to the shareholders. However, if the tender offer is commenced by publication and tender offer materials are subsequently mailed or otherwise distributed to the shareholders, the opinion may be omitted in the publication if the opinion is included in the materials distributed to the shareholders.
      Section 1203 also provides that if a tender offer is made to some or all of a corporations’ shareholders by an “interested party” and a later third party proposal to acquire the same corporation is made to the corporation or its shareholders at least ten days prior to the date for acceptance of the tendered shares, the shareholders of the corporation shall be informed of such later proposal, forwarded copies of any written materials provided by the person making the later proposal and given a reasonable period of time (10 days from the date of notice of the later proposal) to withdraw any tender in favor of the “interested party” tender offer.
      For purposes of Section 1203, the term “interested party” includes, among other things, a person who is a party to the transaction and who (A) directly or indirectly controls the corporation that is the subject of the tender offer or proposal, (B) is, or is directly or indirectly controlled by, an officer or director of the subject corporation or (C) is an entity in which a material financial interest is held by any director or executive officer of the subject corporation. None of Laserscope, AMS or Purchaser believes that the Offer constitutes a transaction that falls within the provisions of Section 1203.
      Under the CGCL, the Merger consideration paid to the shareholders of Laserscope may not be cash if Purchaser or AMS owns directly or indirectly more than 50% but less than 90% of the then outstanding Shares, unless either all the shareholders of Laserscope consent or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof (the so called, “50-90 Rule”). If such shareholders do not consent or if the Commissioner of Corporation’s approval is not obtained, the 50-90 Rule states that the consideration received in the Merger may consist only of non-redeemable common stock of Purchaser. If, on any scheduled Expiration Date of the Offer, and subject to any applicable termination rights under the Merger Agreement, the number of Shares validly tendered and not properly withdrawn is less than 90% but more than 49.9%, Laserscope has the right to require Purchaser to either (i) exercise the Top-Up Option, but only to the extent that doing so would result in Purchaser, upon consummation of the Offer and the issuance of the Shares subject to the Top-Up Option, owning 90% of the fully diluted shares, or (ii) reduce the Minimum Condition to the 49.9% Revised Minimum Condition and purchase only 49.9% of the fully diluted shares in the Offer. Since AMS’ acquisition of Laserscope is an all cash transaction, these rights ensure that, following the consummation of the Offer in accordance with the terms of the Merger Agreement, Purchaser will not be permitted or required to issue any stock consideration in the Merger pursuant to the 50-90 Rule.
      See Section 11 of this Offer to Purchase entitled “— The Merger Agreement; Other Arrangements.”
      State Takeover Statutes — Other Jurisdictions. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have shareholders, principal executive offices or principal places of business, substantial assets, or whose business operations otherwise have substantial economic effects in, such states. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger or any other business combination between Purchaser or any of its affiliates and Laserscope. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.
      Neither AMS nor Purchaser has determined whether any other state takeover laws or regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, neither Purchaser nor AMS have attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Purchaser and AMS reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken by AMS or Purchaser in connection with the Offer is intended as a waiver of that right. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 of this Offer to Purchase entitled “— Certain Conditions of the Offer.”
      Antitrust in the United States. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

      Pursuant to the requirements of the HSR Act, Purchaser expects to file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about June 15, 2006. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., Eastern Time, 15 days after such filing. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, on the tenth day after substantial compliance by Purchaser with such request. Thereafter, such waiting period can be extended only by court order.
      In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.
      The Merger will not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.
      Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4 of this Offer to Purchase entitled “— Withdrawal Rights.” If Purchaser’s purchase of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in certain circumstances. See Section 15 of this Offer to Purchase entitled “— Certain Conditions of the Offer.”
      The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the purchase of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of AMS or Laserscope. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States under certain circumstances. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15 of this Offer to Purchase entitled, “— Certain Conditions of the Offer,” including conditions with respect to litigation and certain governmental actions and Section 11 of this Offer to Purchase entitled “— The Merger Agreement; Other Arrangements” for certain termination rights.
      Foreign Antitrust. AMS and Laserscope conduct operations in a large number of other jurisdictions throughout the world, where other antitrust filings or approvals may be required or advisable in connection with the completion of the Offer and the Merger. AMS and Purchaser currently intend to make filings or seek approvals in certain other jurisdictions if necessary; however, AMS and Purchaser do not expect such filings or approvals to materially delay the completion of the Offer or the consummation of the Merger. However, it cannot be ruled out that any foreign antitrust authority might seek to require remedial undertakings as a condition to its approval.

17.	Dissenters’ Appraisal Rights.
      Holders of Shares do not have dissenters’ appraisal rights solely as a result of the Offer. If the Merger is consummated following the completion of the Offer, each holder of Shares who fully complies with and meets all the requirements of the provisions of Chapter 13 of the CGCL (“Qualifying Shareholders”) may have the right to require Laserscope to purchase the holder’s Shares for cash at “fair market value.” A Qualifying Shareholder will be entitled to exercise these dissenters’ appraisal rights under the CGCL only if (a) the holders of five percent or more of the outstanding Shares properly file demands for payment of the fair market value, or (b) if the Shares held by such holder are subject to any restriction on transfer imposed by Laserscope or by any law or regulation (“Restricted Shares”). Accordingly, if any holder of Restricted Shares or the holders of five percent or more of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL, all other Qualifying Shareholders will be entitled to require Laserscope to purchase their Shares for cash at their fair market value if the Merger is consummated. If the holders of less than five percent of the Shares properly file demands for payment in compliance with Chapter 13 of the CGCL but any holder of Restricted Shares properly files such a demand, only such holder or holders of Restricted Shares shall be entitled to require Laserscope to purchase their Shares as described in the preceding sentence. In addition, if immediately prior to the Effective Time, the Shares are not listed on a national securities exchange certified by the California Commissioner of Corporations or listed on the National Market System of The Nasdaq Stock Market, holders of Shares may exercise dissenters’ appraisal rights as to any or all of their Shares entitled to such rights. If the Merger is not consummated, no Qualifying Shareholder will be entitled to have Laserscope purchase such holder’s Shares under Chapter 13 of the CGCL.
      Under the CGCL, the “fair market value” of the Shares may be one agreed to by Laserscope and the Qualifying Shareholders or judicially determined, depending on the circumstances. The “fair market value” is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price. Moreover, a damages remedy or injunctive relief may be available if the Merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.
      If a shareholder and Laserscope do not agree on whether that shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and Laserscope fail to agree on the fair market value of Shares and neither Laserscope nor the Qualifying Shareholder files a complaint or intervenes in a pending action within six months after Laserscope mails the required notice that shareholders have approved the Merger, that shareholder does not have (or will cease to have) rights as a dissenting shareholder. After a shareholder files a demand to exercise dissenters’ appraisal rights, that shareholder may not withdraw the demand without Laserscope’s consent.
      The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ appraisal rights and is qualified in its entirety by reference to Chapter 13 of the CGCL, which is set forth in Schedule III to this Offer to Purchase and incorporated herein by reference.

18.	Fees and Expenses.
      Piper Jaffray & Co. is acting as the Dealer Manager in connection with the Offer and as financial advisor to AMS in connection with the Offer and the Merger, for which services Piper Jaffray & Co. will receive reasonable and customary compensation. AMS has agreed to reimburse Piper Jaffray & Co. for reasonable fees and expenses incurred by it in performing its services as financial advisor and Dealer Manager, including reasonable fees and expenses of its legal counsel, and to indemnify Piper Jaffray & Co. and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement as financial advisor and Dealer Manager. In its capacity as Dealer Manager, Piper Jaffray & Co. may contact holders of shares regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase and related materials to beneficial owners of Shares. Piper Jaffray & Co. and its affiliates have engaged, and may from time to time in the future engage, in various investment banking and financial advisory transactions with AMS and its affiliates, including in connection with the Offer and in various financing transactions related to the Offer. Additionally, in the ordinary course of business, Piper Jaffray & Co. and its affiliates may actively trade or hold the securities of AMS, Laserscope and their respective affiliates for Piper Jaffray & Co. and its affiliates’ own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.
      AMS and Purchaser have retained American Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Neither AMS nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Dealer Manager and the Depositary, and, to the limited extent provided below, the Information Agent, in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

      Laserscope retained a tender and proxy solicitation firm, Georgeson Shareholder Communications Inc. (“Georgeson”), to solicit tenders in connection with the Offer and proxies for any special meeting Laserscope holds from Laserscope shareholders. Pursuant to a letter agreement dated June 8, 2006, Laserscope agreed to pay a fee of $20,000, plus reasonable expenses, to Georgeson for its services. Laserscope also agreed to indemnify Georgeson against claims brought by third parties arising in connection with its solicitation of tenders for the Offer and proxies for the special meeting. AMS has agreed to pay all charges and expenses of Georgeson incurred in connection with a summary advertisement regarding the Offer published in The Wall Street Journal on June 14, 2006.
      None of the Dealer Manager, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information contained or referred to in this Offer to Purchase or for any failure of AMS, Purchaser or Laserscope to disclose events that affect the significance or accuracy of such information.

19.	Miscellaneous.
      Neither Purchaser nor AMS is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If either Purchaser or AMS becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, AMS and Purchaser will make a good faith effort to comply with that state statute. If, after a good faith effort, Purchaser and AMS cannot comply with the state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state.
      No person has been authorized to give any information or to make any representation on behalf of AMS or Purchaser not contained in this Offer to Purchase or the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.
      Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Laserscope has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of Laserscope Board with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth in Section 7 of this Offer to Purchase entitled “— Certain Information Concerning Laserscope.”

Kermit Merger Corp.
June 14, 2006

SCHEDULE I:
DIRECTORS AND EXECUTIVE OFFICERS OF AMS AND PURCHASER

1.	Directors and Executive Officers of AMS.
      The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of AMS. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with AMS. Unless otherwise indicated, the business address of each such person is c/o American Medical Systems Holdings, Inc. at 10700 Bren Road West, Minnetonka, Minnesota 55343 and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal and Five-Year Employment History

Thomas E. Timbie	Director; Audit Committee Chair; Nominating/ Corporate Governance Committee Chair. President of Timbie & Company, LLC, a financial and management consulting firm he founded in 2000. From January 2005 to June 2005, he was also the interim Vice President and Chief Financial Officer for ev3 Inc., an endovascular company. Formerly, he was the Interim Vice President and Chief Financial Officer of e-dr. Network, Inc., a business-to-business exchange in the optical market from January 2000 to October 2000. From April 1996 to December 1999, Mr. Timbie was the Vice President and Chief Financial Officer of Xomed Surgical Products, Inc., which was acquired by Medtronic, Inc. in November 1999. Mr. Timbie has over 20 years of financial and accounting experience in a variety of industries with particular emphasis on medical devices. Mr. Timbie is currently a director of two other public companies: Wright Medical Group, Inc. and ev3 Inc. Mr. Timbie is also the audit committee chairman for Wright Medical Group, Inc.
Elizabeth H. Weatherman	Director; Compensation Committee Member. She is a Managing Director of Warburg Pincus LLC, where she has been a member of the health care group since 1988. She is responsible for Warburg Pincus’s medical device investment activities. Ms. Weatherman currently serves on the board of directors of two other publicly held companies: Kyphon Inc. and ev3 Inc. Ms. Weatherman also serves on the compensation committee of each of the foregoing boards.
Martin J. Emerson	Director; President and Chief Executive Officer. Mr. Emerson has been a director since January 4, 2005, and also serves on Purchaser’s Board and is Purchaser’s President and Chief Executive Officer. Mr. Emerson also served as AMS’ President and Chief Operating Officer from March 2004 until January 4, 2005. From January 2003 to March 2004, he served as Executive Vice President, Global Sales and Marketing, and Chief Operating Officer. From 2000 through 2002, he served as Vice President and General Manager of International. Mr. Emerson has over 20 years experience in the medical device field in finance and general management capacities. From 1998 to 2000, he served as General Manager and Finance Director for Boston Scientific Corporation (a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties) in Singapore. Also in Singapore, he was Vice President and Regional Financial Officer with MasterCard International, a leading global payment solutions company that provides a variety of services in support of the credit, debit and related payment programs of nearly 25,000 financial institutions, from 1997 to 1998. Mr. Emerson’s earlier experience was with Baxter International from 1985 to 1997, most recently as Vice President Finance, Hospital Business, Brussels, from 1995 to 1997.

Directors and Executive Officers	Present Principal and Five-Year Employment History

Albert Jay Graf	Director; Audit Committee Member; Compensation Committee Chair. He has served as one of AMS’ directors since September 2001. From 2000 through May 2004, Mr. Graf was Group Chairman, Office of the President of Guidant Corporation, a provider of therapies for cardiovascular and vascular disease, responsible for Guidant’s four operating groups. From 1994 until 2000, Mr. Graf served as President of Guidant’s Cardiac Rhythm Management operating group. In October 2005, Mr. Graf joined New Enterprise Associates, a venture capital firm, as a venture partner. Mr. Graf currently serves on the board of CVRx, a privately held company and Intermagnetics General Corporation, a developer, manufacturer and marketer of high-field MRI magnets, radio frequency coils used with MRI systems, patient monitors and other diagnostic subsystems and components and North State Neuroscience, a developer and manufacturer of therapeutic devices for the treatment of stroke related motor disorders, both public companies.
Richard B. Emmitt	Director; Audit Committee Member. He has been a Managing Director of The Vertical Group, Inc., an investment management and venture capital firm focused on the medical device industry, since 1989. From 1998 through March 9, 2006, Mr. Emmitt served on the board of directors of Wright Medical Group, Inc., a global orthopedic medical device company specializing in the design, manufacture and marketing of reconstructive joint devices and biologics products, a publicly held company. Mr. Emmitt currently serves on the board of directors of ev3 Inc., a publicly held company and a leading global medical device company focused on catheter-based, or endovascular, technologies for the minimally invasive treatment of vascular diseases and disorders, as well as Axya Medical, Inc., BioSET, Inc., Incumed Inc., OsteoBiologics, Inc., SPMR, Inc., Spondylogix, Inc., and Tepha, Inc., all privately held companies.
Christopher H. Porter, Ph.D.	Director; Nominating/ Corporate Governance Committee Member. He is the Principal of Medical Genesis, a consulting company he founded in 1992. His 30-year career in the medical device industry includes research and development and management experience with 3M, Johnson & Johnson and Pfizer, Inc., as well as several early stage companies. Dr. Porter also served as AMS’ Vice President, Research and Development from 1981 to 1987. He has introduced over 30 medical products during his career and holds 34 U.S. patents. Dr. Porter currently serves as Trustee of SBRI, a non-profit biotech company that is engaged in the business of developing cures for infectious disease.
Carmen L. Diersen	Executive Vice President, Chief Financial Officer and Corporate Secretary. Ms. Diersen also serves on Purchaser’s Board and is Purchaser’s Chief Financial Officer and Secretary. She has served as AMS’ Executive Vice President, Chief Financial Officer, and Corporate Secretary since March 2004. From 1992 to 2004, she held positions of increasing domestic and international responsibility in finance, business development, and general management at Medtronic, Inc., a global leader in medical technology. Most recently, Ms. Diersen was Vice President, Business Development. From March 2002 through 2003, she was Vice President, General Manager, Musculoskeletal Tissue Services; and from February 1999 through March 2002, she was Vice President of Finance and Administration and Vice President of Business Development, Americas and Asia Pacific. From 1982 to 1992, she held various positions at Honeywell, Inc. Ms. Diersen currently serves as a director of Memry Corporation, a publicly-held company that provides design, engineering, development and manufacturing services to the medical device industry and other industries, and as a director of SonoSite, Inc., a publicly-held company that develops, manufactures and markets hand-held ultrasound systems.

Directors and Executive Officers	Present Principal and Five-Year Employment History

Ross A. Longhini	Executive Vice President and Chief Technology Officer. He has served as AMS’ Executive Vice President and Chief Technology Officer since January 2003. Mr. Longhini has over 20 years of experience in the field of medical device product development. From 1998 to 2002, he served in various management positions in Sulzer Spine-Tech of Minnesota including Vice President, Research and Development, Clinical & Regulatory. From 1991 to 1998, he worked at I.V. Infusion Therapy of 3M which was sold to Gaseby in 1996 then purchased by Smiths Medical Systems in 1997. From 1983 to 1991, he worked at 3M Dental Products.

Lawrence W. Getlin	Senior Vice President, Regulatory, Medical Affairs and Quality Systems and Corporate Compliance Officer. He has served as AMS’ Vice President, Regulatory, Medical Affairs, and Quality Systems since 1990 and as Corporate Compliance Officer since 2003. He is a member of the American Bar Association and the California State Bar, as well as the U.S. Court of Appeals 9th District, and District Court, Central District of California, and is Regulatory Affairs Certified.

Janet L. Dick	Senior Vice President, Human Resources. She has served as AMS’ Vice President of Human Resources since 1996. Overall, Ms. Dick has spent 20 years in positions of increasing responsibility within AMS’ human resources department and Schneider’s human resources department, both of which were divisions of Pfizer at one time. Her prior human resources career was in banking, commercial construction, and mortgage banking.

John F. Nealon	Senior Vice President, Business Development. Mr. Nealon also serves as Purchaser’s Senior Vice President of Business Development. He has served as AMS’ Senior Vice President of Business Development since April 2005 and previously as AMS’ Vice President of Global Marketing from January 2002. From 1996 to 2001, he served on the management team at Survivalink, a start-up medical device company which developed and marketed automated external defibrillators. In 1996, he served as Director of Product Marketing for Summit Medical, a provider of specialty clinical research services to pharmaceutical, medical device and biotechnology manufacturers and from 1989 to 1996, he served in a variety of global product marketing roles at GE Medical Systems.

Stephen J. McGill	Vice President, Global Sales. He has served as AMS’ Vice President, Global Sales since May 2005. Previously he was Vice President and General Manager of International, and Vice President of Sales and Marketing for Europe, and he held various sales leadership positions within Europe after joining AMS in November 2000. Mr. McGill’s medical device experience includes Boston Scientific Corporation (urology division) (a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties), Bolton Medical, Stryker UK and Allergan.

2.	Directors and Executive Officers of Purchaser.
      The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with AMS. Unless otherwise indicated, the business address of each such person is c/o American Medical Systems Holdings, Inc. at 10700 Bren Road West, Minnetonka, Minnesota 55343 and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal and Five-Year Employment History

Martin J. Emerson	Director; President and Chief Executive Officer. Mr. Emerson also serves as a Director of AMS and as AMS’ President and Chief Executive Officer. He has been a director of AMS since January 4, 2005. Mr. Emerson also served as

AMS’ President and Chief Operating Officer from March 2004 until January 4, 2005. From January 2003 to March 2004, he served as AMS’ Executive Vice President, Global Sales and Marketing, and Chief Operating Officer. From 2000 through 2002, he served as Vice President and General Manager of International for AMS. Mr. Emerson has over 20 years experience in the medical device field in finance and general management capacities. From 1998 to 2000, he served as General Manager and Finance Director for Boston Scientific Corporation (a worldwide developer, manufacturer and marketer of medical devices that are used in a broad range of interventional medical specialties) in Singapore. Also in Singapore, he was Vice President and Regional Financial Officer with MasterCard International, a leading global payment solutions company that provides a variety of services in support of the credit, debit and related payment programs of nearly 25,000 financial institutions, from 1997 to 1998. Mr. Emerson’s earlier experience was with Baxter International from 1985 to 1997, most recently as Vice President Finance, Hospital Business, Brussels, from 1995 to 1997.

Carmen L. Diersen	Director; Chief Financial Officer and Secretary. Ms. Diersen also serves as AMS’ Executive Vice President, Chief Financial Officer and Corporate Secretary. She has served as AMS’ Executive Vice President, Chief Financial Officer, and Corporate Secretary since March 2004. From 1992 to 2004, she held positions of increasing domestic and international responsibility in finance, business development, and general management at Medtronic, Inc., a global leader in medical technology. Most recently, Ms. Diersen was Vice President, Business Development. From March 2002 through 2003, she was Vice President, General Manager, Musculoskeletal Tissue Services; and from February 1999 through March 2002, she was Vice President of Finance and Administration and Vice President of Business Development, Americas and Asia Pacific. From 1982 to 1992, she held various positions at Honeywell, Inc. Ms. Diersen currently serves as a director of Memry Corporation, a publicly-held company that provides design, engineering, development and manufacturing services to the medical device industry and other industries, and as a director of SonoSite, Inc., a publicly-held company that develops, manufactures and markets hand-held ultrasound systems.

John Nealon	Senior Vice President of Business Development. Mr. Nealon also serves as AMS’ Senior Vice President, Business Development. He has served as AMS’ Senior Vice President of Business Development since April 2005 and previously as AMS’ Vice President of Global Marketing from January 2002. From 1996 to 2001, he served on the management team at Survivalink, a start-up medical device company which developed and marketed automated external defibrillators. In 1996, he served as Director of Product Marketing for Summit Medical, a provider of specialty clinical research services to pharmaceutical, medical device and biotechnology manufacturers and from 1989 to 1996, he served in a variety of global product marketing roles at GE Medical Systems.

SCHEDULE II:
DIRECTORS AND EXECUTIVE OFFICERS OF AMS AND PURCHASER WHO OWN SHARES OF LASERSCOPE
      The following table sets forth the name of each director and executive officer of AMS and Purchaser who beneficially owns Shares of Laserscope and the number of Shares beneficially owned by each.
      None.

SCHEDULE III:
CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW
DISSENTERS’ RIGHTS
      1300.
      (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.
      (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.
      (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.
      1301.
      (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.
      (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.
      (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.
      1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.
      1303.
      (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.
      (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.
      1304.
      (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.
      (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.
      (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.
      1305.
      (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.
      (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.
      (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.
      (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.
      (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision(a) of Section 1301).
      1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.
      1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.
      1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.
      1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.
      1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

      1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.
      1312.
      (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.
      (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.
      (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.
      1313. A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

      Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent by each shareholder or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:
The Depositary and Paying Agent for the Offer is:

By Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Attn: Reorganization Department
Attn: Reorganization Department	59 Maiden Lane
6201 15th Avenue	New York, NY 10038
Brooklyn, NY 11219

By Facsimile Transmission:	Confirmation Receipt of Facsimile
(For Eligible Institutions Only)	by Telephone Only:
718-234-5001	718-921-8317
      Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers as set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
The Information Agent for the Offer is:
17 State Street — 10th Floor
New York, NY 10004
Banks and Brokers Call 212.440.9800
All others call Toll-Free 1.866.695.6069
The Dealer Manager for the Offer is:
800 Nicollet Mall, Mailstop J12S03
Minneapolis, Minnesota 55402
Call Toll Free (877) 371-5212